Execution Version

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is made and entered into as of November 13, 2012 by and among (i) Cypress Pharmaceuticals, Inc., a Mississippi corporation (the “Company”), (ii) the holders of all of the outstanding capital stock of the Company set forth on Exhibit A hereto (collectively, the “Sellers”), (iii) Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Buyer”), and (iv) for the limited purposes set forth herein that are applicable to the Sellers’ Agent, Stanton Keith Pritchard (the “Sellers’ Agent”).

Introduction

The Buyer wishes to purchase, and the Sellers desire to sell, all of the outstanding securities of the Company on the terms and conditions set forth in this Agreement.

A list of defined terms is set forth in ARTICLE X.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE; CLOSING

1.1. Purchase and Sale.  Subject to the terms and conditions of this Agreement, at the Closing, the Sellers shall sell, transfer, assign and deliver to the Buyer, and the Buyer shall purchase from the Sellers, all of the outstanding Shares of the Company, free and clear of all Liens.

1.2. Closing.  Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the transactions contemplated hereby (the “Closing”) will take place by electronic exchange of documents (a) two (2) business days after the conditions set forth in ARTICLE VI are satisfied (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) or waived in accordance herewith, or (b) such other date that is agreed to in writing by the Company and the Buyer (the “Closing Date”).

1.3. Certain Definitions; Pre-Closing Deliveries.

(a) Certain Definitions.  As used herein, the following terms shall have the following meanings:

“Closing Cash” means, as of the Closing, the consolidated cash and cash-equivalents of the Company and its Subsidiaries.  Closing Cash shall be determined in accordance with GAAP using the same methods, practices and principles used by the Company to prepare its most recent unaudited financial statements referenced in Section 2.8.

 “Closing Cash Payment” means the Closing Purchase Price (as determined by using the Closing Cash as set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.3(b)) minus (i) the Seller Holdback, minus (ii) the Escrow Holdback and minus (iii) the Stock Consideration.

“Closing Indebtedness” means, as of the Closing and without duplication of amounts: (i) all outstanding payment obligations of the Company and its Subsidiaries for borrowed money or in respect of advances; (ii) all outstanding payment obligations of the Company and its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of the Company and its Subsidiaries in respect of letters of credit to the extent drawn; (iv) all guarantees, direct or indirect, by the Company and its Subsidiaries of all or any portion of indebtedness of any other Person; (v) all outstanding payment obligations of the Company and its Subsidiaries for deferred purchase price for property (excluding accounts payable and other current liabilities incurred in the ordinary course of business); and (vi) any accrued interest, prepayment penalties or premiums or any other costs and expenses of any of the foregoing.  In no event will the Closing Indebtedness include any (A) indebtedness arranged by Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement, or (B) any intercompany indebtedness among the Company and/or any of its Subsidiaries.  For the avoidance of doubt, Closing Indebtedness shall include all amounts owing pursuant to that certain August 2010 Amended and Restated Loan Agreement between the Company and its wholly-owned Subsidiary Hawthorn Pharmaceuticals, as borrowers, and Trustmark National Bank.

“Closing Purchase Price” means $91,000,000 plus Closing Cash.

“Escrow Agent” means JPMorgan Chase, N.A.

“Escrow Agreement” means the Escrow Agreement, in the form of Exhibit 1.3(a) hereto, among the Buyer, the Sellers’ Agent and the Escrow Agent, that shall be entered into at Closing.

“Escrow Fund” means the Escrow Wire Amount to be deposited with the Escrow Agent by the Buyer at the conclusion of the Holdback Period minus any amounts withheld therefrom in accordance with this Agreement and the Escrow Agreement plus all interest and gains thereon following deposit with the Escrow Agent.

“Escrow Holdback” means $4,500,000.

“Holdback Period” means the period of time commencing at Closing and terminating on December 15, 2013.

“Purchase Price” means the Closing Purchase Price (as adjusted pursuant to Section 1.7) plus the Milestone Payments, if any.

“Seller Holdback” means $5,500,000.

“Sellers’ Expenses” means all unpaid fees and expenses of attorneys, accountants, investment bankers, advisors and other third parties engaged by or otherwise providing services to the Sellers, the Company and its Subsidiaries relating to the transactions contemplated hereby, including the unpaid fees and expenses of Jefferies & Company, Inc., as financial advisor, and Choate, Hall & Stewart LLP, as legal counsel.  In no event, however, will any fees and expenses incurred by or for the account of the Buyer or any of its Affiliates, or any fees or expenses incurred by the Sellers, the Company or any of the Subsidiaries after the Closing, be considered Sellers’ Expenses.

“Stock Consideration” means the number of shares (rounded to the nearest whole share) of common stock, par value $0.01 per share, of the Buyer (“Buyer Common Stock”) equal to (i) $12,500,000 divided by (ii) the volume-weighted average price of a share of Buyer Common Stock as reported on the NYSE Amex for the thirty (30) trading days prior to the date hereof (the “Signing VWAP”).

(b) Pre-Closing Deliveries.  At least three (3) business days prior to the Closing Date, the Company will deliver to the Buyer (i) a certificate signed by an executive officer of the Company (the “Estimated Purchase Price Certificate”) setting forth (A) the Company’s best estimate of the Closing Cash and (B) a calculation of the Closing Purchase Price based thereon; (ii) a certificate signed by an executive officer of the Company (“Closing Indebtedness Certificate”) setting forth the amount of Closing Indebtedness and attaching each payoff letter from each holder of Closing Indebtedness (A) indicating the amount required to discharge such indebtedness at Closing, and (B) including, if such indebtedness is secured by any Liens, an obligation to release such Liens upon receipt of the stated payoff amount; (iii) a certificate signed by an executive officer of the Company (the “Sellers’ Expense Certificate”) setting forth the amount of the Sellers’ Expenses as of the Closing, the payees of such Sellers’ Expenses and wire transfer instructions for such payees; and (iv) a certificate signed by an executive officer of the Company (the “Payment Certificate”) setting forth the cash amount payable at Closing to each Seller and wire instructions therefor and the proportion in which the Stock Consideration shall be allocated to each Seller, in each case in a form reasonably acceptable to the Buyer and, upon request by the Buyer, the supporting documentation therefor.

1.4. Payments.

(a) Closing Cash Payments. At the Closing, the Buyer shall make or cause to be made the following payments, in an amount, in the aggregate, equal to the Closing Cash Payment, by wire transfer of immediately available funds:

(i) first, to the respective holders of Closing Indebtedness, the amounts specified in the Closing Indebtedness Certificate;

(ii) second, to the payees of the Sellers’ Expenses in accordance with the Sellers’ Expense Certificate;

(iii) third, $100,000 to the Sellers’ Agent (the “Sellers’ Agent Fund”), which will be held and disbursed by the Sellers’ Agent in accordance with Sections 1.5 and 1.7; and

(iv) fourth, the balance to the Sellers in accordance with the Payment Certificate.

The Sellers agree that payment of an amount equal to the Closing Cash Payment in accordance with Section 1.4(a)(i)–(iv) shall be deemed payment in full of the Closing Cash Payment due at Closing to the Sellers.

(b) Stock Consideration.  At the Closing, the Buyer shall issue or cause to be issued the Stock Consideration to the Sellers in accordance with the Payment Certificate.  The shares of Buyer Common Stock included in the Stock Consideration may bear such legends as the Buyer may consider necessary or advisable to facilitate compliance with the Securities Act or the securities laws of any state or other jurisdiction.

(c) Holdback and Escrow Payments.  Upon conclusion of the Holdback Period, the Buyer shall make or cause to be made the following payments by wire transfer of immediately available funds:

(i) first, to the Sellers’ Agent (who shall disperse such amount to the Sellers in accordance with Section 1.6), an amount equal to the Seller Holdback minus an amount equal to claims for indemnification pursuant to ARTICLE VII asserted by the Buyer during the Holdback Period (the “Holdback Claims”) that have either been finally resolved in favor of the Buyer or remain unresolved at the end of the Holdback Period; and

(ii) second, to the Escrow Agent, an amount equal to the Escrow Holdback plus an amount equal to any Holdback Claims that have been asserted by the Buyer and remain unresolved at the end of the Holdback Period minus an amount equal to any Holdback Claims that have been finally resolved in favor of the Buyer in excess of the Seller Holdback (the “Escrow Wire Amount”).

For the avoidance of doubt, Holdback Claims that have been finally resolved in favor of the Buyer shall be retained permanently by the Buyer.  Notwithstanding anything contained herein to the contrary, in the event the Buyer is limited or otherwise restricted from making the payments described in Section 1.4(c)(i) and (ii) above pursuant to the terms of the definitive agreements relating to the Debt Financing (as amended and/or restated from time to time, the “Debt Financing Agreements”), the Seller Holdback shall be increased by $100,000 for each thirty (30) day period (or any portion thereof) following the expiration of the Holdback Period until the Seller Holdback (to the extent required to be paid to the Sellers' Agent or the Escrow Agent, as the case may be, pursuant to the terms hereof) and the Escrow Holdback are paid to the Sellers’ Agent and the Escrow Agent, as the case may be (each such $100,000, a “Holdback Increase”); provided, that in no event shall any Holdback Increase be added to the Escrow Wire Amount or be available for or subject to offset for indemnification claims under ARTICLE VII. Each Holdback Increase shall be paid to the Sellers’ Agent promptly after such Holdback Increase is incurred, unless and to the extent that such payment is not permitted by the terms of the Debt Financing Agreements, in which event such payment shall be made as soon as is permitted under the Debt Financing Agreements.

(d) Milestone Payments.  Within ten (10) business days following the occurrence of each of the events described on Schedule 1.4(d) (each a “Milestone Event”), subject to the terms and conditions set forth on Schedule 1.4(d), the Buyer shall pay to the Sellers’ Agent (who shall disperse any such amounts to the Sellers in accordance with Section 1.6) $5,000,000 as a milestone payment (each a “Milestone Payment”); provided, however, that in no event shall the aggregate Milestone Payments exceed $10,000,000 (the “Aggregate Milestone Cap”).  Notwithstanding the foregoing, the Buyer shall have the option, as determined in the Buyer’s sole discretion, to make the Milestone Payments (i) in cash, (ii) by issuing shares of Buyer Common Stock equal to (A) the amount of such Milestone Payment divided by (B) the volume-weighted average price of a share of Buyer Common Stock as reported on the NYSE Amex for the thirty (30) trading days prior to the occurrence of the applicable Milestone Event (the “Milestone VWAP”) or (iii) any combination thereof; provided, however, that in no event shall the Buyer issue shares of Buyer Common Stock in excess of $2,500,000 (based on the valuation described in Section 1.4(d)(ii)(B) above) in satisfaction of the initial Milestone Payment; provided, further, that in no event shall the Buyer issue shares of Buyer Common Stock in excess of $5,000,000 (based on the valuation described in Section 1.4(d)(ii)(B) above) in satisfaction of Milestone Payments in the aggregate.  Notwithstanding anything contained herein to the contrary, in the event that a Milestone Event occurs prior to the Closing, the corresponding Milestone Payment shall be due and payable within six (6) months following the Closing.   Notwithstanding the foregoing, if the Buyer engages in a transaction in which all or substantially all of the outstanding shares of Buyer Common Stock are acquired by a third party, any Milestone Payment arising thereafter shall be paid solely in cash.

1.5. Sellers’ Agent Fund.  The Sellers’ Agent shall use the Sellers’ Agent Fund to (a) make any payment required to be made for the account of the Sellers pursuant to this Agreement, (b) pay Sellers’ Expenses not otherwise paid at the Closing, and (c) pay all third party out-of-pocket costs and expenses incurred by or on behalf of the Sellers’ Agent, in its capacity as such, including all costs and expenses incurred in connection with any pending or threatened dispute or claim for indemnification or otherwise with respect to this Agreement, any agreement, document or instrument entered into pursuant to this Agreement, or the transactions contemplated hereby or thereby.  Prior to making any payment from the Sellers’ Agent Fund, the Sellers’ Agent will provide Max Draughn and Jason Sanderson with the opportunity to consult with the Sellers’ Agent with respect to such payment.  The Sellers’ Agent Fund will be held or disbursed, in whole or in part, as determined by the Sellers’ Agent, consistent with Section 9.12.  The retention by the Sellers’ Agent of any amounts in the Sellers’ Agent Fund shall not be used as evidence that the Sellers have any liability hereunder.  If the Sellers’ Agent determines to release all or a portion of the Sellers’ Agent Fund to the Sellers, such amounts will be distributed to the Sellers in accordance with Section 1.6.  All amounts payable hereunder by the Buyer to the Sellers’s Agent shall be paid in accordance with the wire instructions set forth on Schedule 1.5, which shall be provided to the Buyer not less than three (3) days prior to the Closing..

1.6. Payments to Sellers.  All payments hereunder made by or at the direction of the Sellers’ Agent to the Sellers (including amounts disbursed after the Closing from the Sellers’ Agent Fund, the Seller Holdback, Milestone Payments or pursuant to Section 1.7(d)) will be made in accordance with the Articles of Incorporation of the Company.  The Escrow Fund deposited with the Escrow Agent or funds held in the Sellers’ Agent Fund shall be deemed to be from proceeds otherwise distributable pursuant to the preceding sentence.  In no event will the Buyer have any responsibility or liability for amounts paid or payable by Sellers’ Agent to the Sellers from the Sellers’ Agent Fund.

1.7. Determination of Final Closing Purchase Price.

(a) Initial Determination.  Within sixty (60) days after the Closing Date, the Buyer will prepare in good faith and deliver to the Sellers’ Agent (i) a final unaudited consolidated balance sheet reflecting the assets and liabilities of the Company and its Subsidiaries as of the Closing Date (the “Closing Balance Sheet”) which shall be prepared in accordance with GAAP (except that the Closing Balance Sheet shall not contain footnotes required by GAAP, shall not include a statement of cash flows or statement of income and may be subject to normal year-end audit adjustments) and based upon judgments and estimates consistent with those reflected in the Company’s unaudited balance sheet dated as of October 31, 2012, (ii) a working capital statement reflecting the Working Capital of the Company and its Subsidiaries on a consolidated basis as of the Closing Date based on the Closing Balance Sheet and (iii) a statement of the aggregate amount of Closing Cash (collectively, the “Preliminary Amounts”).

(b) Sellers’ Agent’s Right to Dispute.  If the Sellers’ Agent agrees with the Preliminary Amounts, they shall be deemed final and binding on the parties (the “Final Amounts”).  If the Sellers’ Agent delivers written notice (the “Disputed Items Notice”) to the Buyer within thirty (30) days after receipt by the Sellers’ Agent of the Preliminary Amounts stating that the Sellers’ Agent objects to any items in the Preliminary Amounts (the “Disputed Items”), the Buyer and the Sellers’ Agent will attempt to resolve and finally determine and agree upon the Disputed Items as promptly as practicable.  If the Sellers’ Agent does not deliver the Disputed Item Notice to the Buyer within thirty (30) days after receipt by the Sellers’ Agent of the Preliminary Amounts, the Preliminary Amounts will be deemed to be true and correct in all respects, will be final and binding on the parties and will be deemed “Final Amounts.”

(c) Resolution of Disputes.  If the Buyer and the Sellers’ Agent are unable to agree upon the Disputed Items within thirty (30) days after delivery of the Disputed Items Notice, the Buyer and the Sellers’ Agent will select BDO Seidman LLP or, if such Person is unwilling to serve, an independent, nationally-recognized accounting firm reasonably acceptable to each of them (the “Independent Accounting Firm”) to resolve the Disputed Items.  The Independent Accounting Firm shall (i) address only the Disputed Items set forth in the Disputed Items Notice and may not assign a value greater than the greatest value claimed for such item by either party or smaller than the smallest value claimed for such item by either party, and (ii) recalculate the Preliminary Amounts, as modified only by the Independent Accounting Firm’s resolution of the Disputed Items.  Buyer and Sellers’ Agent will each have the same opportunity to present its position and submit materials regarding the Disputed Items to the Independent Accounting Firm.  The Independent Accounting Firm will make a written determination of each Disputed Item within forty five (45) days after being selected, such determination will be final and binding on the parties and will be deemed “Final Amounts.”  The fees, costs and expenses of the Independent Accounting Firm will be borne by the party whose positions generally did not prevail in such determination, as determined by the Independent Accounting Firm, or if the Independent Accounting Firm determines that neither party could be fairly found to be the prevailing party, then such fees, costs and expenses will be borne fifty percent (50%) by the Sellers’ Agent (such amounts to be paid by the Sellers’ Agent from the Sellers’ Agent Fund or, if  the amount in the Sellers’ Agent Fund is insufficient to pay such amount, by the Sellers) and fifty percent (50%) by the Buyer.

(d) Payment.  Upon determination of the Final Amounts, the Closing Purchase Price will be adjusted as follows:  (i) if the Working Capital (as determined based on the Final Amounts) is less than $8,000,000 (the “Minimum Working Capital”), the Closing Purchase Price will be decreased on a dollar-for-dollar basis by the amount by which Working Capital (as determined based on the Final Amounts)  is less than the Minimum Working Capital; and (ii) (A) if Closing Cash (as reflected in the Final Amounts) is more than the Closing Cash (as set forth in the Estimated Purchase Price Certificate), the Closing Purchase Price will be increased on a dollar by dollar basis by the amount by which the Closing Cash (as reflected in the Final Amounts) exceeds the Closing Cash (as set forth in the Estimated Purchase Price Certificate) or (B) if Closing Cash (as reflected in the Final Amounts) is less than the Closing Cash (as set forth in the Estimated Purchase Price Certificate), the Closing Purchase Price will be decreased on a dollar by dollar basis by the amount by which the Closing Cash (as reflected in the Final Amounts) is less than the Closing Cash (as set forth in the Estimated Purchase Price Certificate).  If the net effect of the adjustments described in Section 1.7(d)(i) and (ii) above results in an increase to the Closing Purchase Price, the Buyer shall pay or cause to be paid the amount of such increase to the Sellers’ Agent within five (5) business days from the date of determination of the Final Amounts.  If the net effect of the adjustments described in Section 1.7(d)(i) and (ii) above results in a decrease to the Closing Purchase Price, the Buyer shall deduct and offset an amount equal to such decrease from the Seller Holdback (or, if the Seller Holdback shall be insufficient, from any other amounts payable to the Sellers or the Sellers’ Agent (including the Escrow Wire Amount and Milestone Payments) to the extent such decrease exceeds the Seller Holdback available at the expiration of the Holdback Period).  For the avoidance of doubt, no adjustment shall be made to the Closing Purchase Price for purposes of Section 1.7(d)(i) in the event Working Capital (as determined based on the Final Amounts) is more than the Minimum Working Capital.

(e) Effect on Other Provisions.  No adjustment to the Closing Purchase Price pursuant to this Section 1.7 shall be considered a breach of any representation, warranty or other provision of this Agreement or any document delivered pursuant to this Agreement.  The Buyer shall not make any claim in respect of the determination of the Closing Purchase Price or any item included within the determination of the Closing Purchase Price other than in accordance with this Section 1.7.

(f) Buyer’s Failure to Deliver Purchase Price Certificate.  If, for any reason, the Buyer fails to deliver the Preliminary Amounts in accordance with Section 1.7(a), the certificates delivered by the Company to the Buyer prior to the Closing shall be considered for all purposes of this Agreement as reflecting the Final Amounts.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that each of the statements contained in this ARTICLE II is true and correct.  Except for the representations and warranties expressly set forth in this ARTICLE II, the Company makes no other representation or warranty (either express or implied).

2.1. Organization, Power and Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi.  The Company has full corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  The copy of the Company’s Articles of Incorporation, as amended to date (the “Company Organizational Documents”), that have been delivered to the Buyer by the Company are complete and correct copies thereof.

2.2. Subsidiaries.  Except as set forth on Schedule 2.2, the Company does not own, of record or beneficially, or control, directly or indirectly, any capital stock or securities convertible into or exchangeable for capital stock or debt instruments of or any other equity or debt interests in, or is otherwise a participant in, any Person.  The entities indicated on such Schedule as subsidiaries are referred to herein as the “Subsidiaries” and each as a “Subsidiary.”  The record owners of all of the issued and outstanding equity securities of each of the Company’s Subsidiaries are as listed on Schedule 2.2.  Such equity securities were duly authorized, validly issued, fully paid and non-assessable.  Each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, as set forth on Schedule 2.2.  Each of the Subsidiaries has the organizational power to own, lease and/or operate its properties and to carry on its business as it is now conducted.  There are no outstanding options, warrants, convertible or exchangeable securities or other rights that would obligate any Subsidiary to issue any of its equity securities to any Person.  There are no outstanding stock appreciation, phantom stock or profit participation rights with respect to any Subsidiary.

2.3. Foreign Qualifications.  Schedule 2.3 sets forth a complete and accurate list of all jurisdictions in which the Company or any Subsidiary is qualified to do business as a foreign entity.  There are no other jurisdictions in which the Company or any Subsidiary must qualify to do business as a foreign entity, except for any jurisdiction(s) in which the failure to so qualify would not have a Company Material Adverse Effect.

2.4. Due Authorization.  The Company has all requisite corporate power and authority and has taken all required corporate action on its part necessary to permit it to execute and deliver and to carry out the terms of this Agreement and the other agreements, instruments and documents of the Company contemplated hereby to be executed by the Company and to perform the obligations to be performed by the Company hereunder and thereunder, respectively.

2.5. No-Conflict; Required Consents and Approvals.  Except as set forth in Schedule 2.5, the Company’s execution, delivery and performance of this Agreement and the other agreements, instruments and documents of the Company contemplated hereby will not result in any violation of, be in conflict with or constitute a default under (a) the Company Organizational Documents or any other governing documents of the Company or any Subsidiary, (b) any Material Contract, (c) any Authorization, or (d) any Legal Requirement, except in the case of clauses (b)–(d) for such violations, conflicts or defaults which would not cause a Company Material Adverse Effect.  Except as set forth on Schedule 2.5, the execution and delivery of this Agreement and the documents contemplated hereby to be executed by the Company does not, and consummation by the Company of the transactions contemplated hereby and thereby will not, result in the creation or imposition of any Lien upon the Assets or Shares.  Except as set forth on Schedule 2.5 and except for any applicable filings and approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), no consent, order, approval, authorization, declaration or filing with or from any Governmental Authority or any party to a Material Contract is required on the part of the Company or any Subsidiary for or in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby by the Company.

2.6. Validity and Enforceability.  This Agreement is, and each of the other agreements, instruments and documents of the Company contemplated hereby will be when executed and delivered by the Company, the legal, valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting enforcement of creditors’ rights and remedies generally, and by laws related to the availability of specific performance, injunctive relief or other equitable remedies.

2.7. Capitalization.  Schedule 2.7 sets forth a complete and accurate list of all outstanding Shares (specifying the class or series of Shares) and the registered holders of such Shares as of the date of this Agreement.  The Shares represent all issued and outstanding equity interests of the Company.  All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and were offered, issued, sold and delivered by the Company in material compliance with all applicable Legal Requirements, including any Legal Requirement concerning the issuance of securities. Except as set forth on Schedule 2.7, there are no outstanding subscriptions, options, warrants, convertible or exchangeable securities, calls, or other rights, agreements or commitments that would obligate the Company to issue any of its capital stock.  The offer, issuance and sale of all outstanding Shares complied with all applicable preemptive rights.  Except as set forth on Schedule 2.7, there are no agreements to which the Company is a party relating to the acquisition, disposition, voting or registration of any Shares.  There are no outstanding equity appreciation, phantom equity or profit participation rights with respect to the equity securities of the Company.  The Sellers are the record and beneficial holders, in the amounts set forth on Schedule 2.7, of all shares of capital stock of the Company currently issued and outstanding, free and clear of all Liens.

2.8. Financial Statements.  Attached hereto in Schedule 2.8 are true, correct and complete copies of the Company’s (a) audited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2010 and December 31, 2011, and audited consolidated statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, and (b) an unaudited combined balance sheet of the Company and its Subsidiaries dated as of October 31, 2012 and unaudited combined statements of operations, stockholders’ equity and cash flows for the period then ended (collectively, the “Financial Statements”).  The Financial Statements are true and correct in all material respects and, taken as a whole, fairly present, in accordance with GAAP consistently applied (except as otherwise stated therein or, in the case of unaudited Financial Statements, for the omission of footnotes and subject to year-end adjustments), the financial position of the Company as of the dates indicated and the results of operations of the Company for the periods then ended.  There are no liabilities, contingent or definite, not provided for, and no assets of the Company that are not accounted for, in the Financial Statements as required by GAAP except assets acquired or liabilities incurred after December 31, 2011 in the ordinary course of business and consistent with past practice.

2.9. No Material Adverse Change.  Since December 31, 2011, except as set forth on Schedule 2.9, there has not been, occurred or arisen any of the following as they relate to the Company, any Subsidiary, their business, the Leased Real Properties or the Assets:

(a) any transaction by the Company or any Subsidiary except in the ordinary course of business consistent with past practice, other than the execution and delivery of this Agreement;

(b) any entry into any Contractual Obligation of an amount or value in excess of $50,000, including any employment or change in control agreements;

(c) any capital expenditures by the Company or any Subsidiary in excess of $50,000 in the aggregate (other than reasonable expenses related to emergency repairs of equipment or the Leased Real Properties in the ordinary course of business) or any acquisitions by the Company or any Subsidiary of any assets, equipment or inventory in excess of $50,000 in the aggregate, other than purchases of inventory in the ordinary course of business consistent with past practice;

(d) any departure of one or more officers, directors or employees, that individually or in the aggregate materially and adversely affects the Company, any Subsidiary, the Shares or Assets or that affects the validity or enforceability of this Agreement;

(e)  any destruction, damage or loss suffered by the Company or any Subsidiary or with respect to any Asset or the Leased Real Properties (whether or not covered by insurance) in excess of $50,000 in the aggregate;

(f)  any change in the authorized capital stock of the Company or any Subsidiary or in its outstanding securities or any change in the ownership of the Shares or any grant of any options, warrants, calls, conversion rights or commitments with respect to any of the Company’s or any Subsidiary’s securities;

(g)  declaration, setting aside or payment of a dividend (however characterized), any other distribution or commitment, obligation or other agreement made with any Person with respect to the payment of any dividend or the making of any distribution of money or other assets in respect of any of the equity securities of the Company or any Subsidiary, any payment or distribution to any Seller or Affiliate thereof (other than payments of ordinary wages for services provided and reimbursements for expenses incurred in the ordinary course as an employee of the Company or any Subsidiary or distributions to any Seller under the terms of any incentive, commission or bonus plan generally applicable to all employees existing at or before January 1, 2012) or any direct or indirect redemption, purchase or other acquisition by the Company or any Subsidiary of any of the securities of the Company or any Subsidiary;

(h)  the hiring of any new employee with a base salary or draw against commission greater than $100,000 on an annual basis, any increase in the number of full-time employees employed by the Company or any Subsidiary in excess of five percent (5%) above the number employed at January 1, 2012, or the termination of any employee that has a written employment agreement with the Company or any Subsidiary;

(i)  any increase in the salary or other compensation, including all wages, salary, deferred payment arrangements, bonus payments and accruals, profit sharing arrangements, payment in respect of stock or equity options or phantom stock or equity options or similar arrangements, stock appreciation rights or similar rights, incentive payments, pension or employment benefit contributions or similar payments, payable or to become payable by the Company or any Subsidiary to any of its officers, directors or employees, or the declaration, payment or commitment or obligation of any kind for the payment by the Company or any Subsidiary of a bonus or increased or additional salary or compensation to any such person, except annual merit and promotion pay increases consistent with the past practices of the Company;

(j)  any payment for executive or similar perquisites, such as automobile expenses, sports tickets or the payment of any expense reports of any employee of the Company or any Subsidiary not accurately documented by legible and appropriate receipts, or any direct or indirect distribution of cash or other assets and benefits to any officer of the Company or any Subsidiary except for normal payments of salary and other compensation benefits and reimbursement for business expenses in a manner consistent with the past practices of the Company;

(k)  any sale, lease or other disposition of any Asset with a cost in excess of $50,000 other than the sale of inventories and obsolete items in the ordinary course of business consistent with past practice;

(l)  any mortgage, pledge or other encumbrance of any Asset or any of the Shares;

(m)  any forgiveness of any debt owed to the Company or any Subsidiary or any waiver or release of any right or claim of the Company or any Subsidiary, including but not limited to write-offs or provisions against accounts receivable;

(n)  any amendment or termination of any Material Contract, except in the ordinary course of business consistent with past practice;

(o)  any breach by the Company or a Subsidiary of any material term of any Material Contract;

(p)  any commencement, notice of commencement or threat of commencement of any litigation or any governmental proceeding against or investigation of the Company or any Subsidiary or the affairs of the Company or any Subsidiary or any settlement of any litigation or claim;

(q)  any amendment to any national, federal, state, municipal, local, foreign or other Tax Returns that have been filed by the Company or any Subsidiary in any jurisdiction;

(r)  any union organization efforts, work interruptions, labor trouble or receipt of a grievance or claim of wrongful discharge, discriminatory discharge, on-the-job injury, involuntary terminations or other unlawful labor practice or action;

(s)  any transactions by the Company or any Subsidiary with any Seller or an Affiliate or related party of any Seller, other than compensation and benefits paid in the ordinary course of business to Sellers who are employees of the Company;

(t)  any change by the Company in accounting methods or principles applicable to the Company or its business that would be required to be disclosed under GAAP;

(u)  any material change by the Company in its historical practices with respect to cash management, maintenance of working capital and equipment or payment of account and trade payables;

(v)  any borrowing of funds, agreement to borrow funds or guaranty by the Company or any Subsidiary other than pursuant to the Company’s working capital line of credit, if any, in the ordinary course of business consistent with past practice, or any termination or amendment of any evidence of indebtedness, contract, agreement, deed, mortgage, lease, license or other instrument to which the Company, any Subsidiary or any of the Assets are subject or bound;

(w)  any entry into any Contractual Obligation or the occurrence of any event giving rise to any contingent liability not covered by the foregoing that could have a Company Material Adverse Effect;

(x)  discretionary contributions to any Benefit Plan;

(y)  any price increase that resulted or will result in federal or state Medicaid rebate penalties that result in a negative gross margin (net sales minus cost of goods sold minus federal/state Medicaid rebate/penalties) calculated on an individual prescription basis within any individual state; or

(z) any Contractual Obligation, oral or written, to do any of the foregoing.

2.10. Material Contracts.

(a) Schedule 2.10(a) hereto sets forth, as of the date of this Agreement, a list of all of the following written contracts and agreements for the Company and its Subsidiaries (except for those that will be terminated at or prior to the Closing):

(i) contracts or leases with respect to which the Company or any Subsidiary has a stated obligation of more than $100,000 within the twelve (12) month period from and after the date of this Agreement, other than purchase orders entered into in the ordinary course of business;

(ii) contracts relating to the borrowing of money, or the direct or indirect guaranty of any obligation for, or an agreement to service the repayment of, borrowed money in respect of indebtedness of any other Person;

(iii) contracts under which the amount payable by the Company or any Subsidiary is dependent on the achievement of milestones by or the revenue, income or other similar measure of the Company, any Subsidiary or any other Person, including any licensing or royalty agreements;

(iv) contracts that place any material limitation on the operation of the Company’s or any Subsidiary’s business, such as agreements with non-solicitation, non-compete, exclusivity or “most favored nation” provisions;

(v) employment, bonus (including Sales Bonuses), severance, retention and deferred compensation agreements, equity compensation and change in control bonuses;

(vi) contracts with any labor union or association relating to current employees of the Company or any Subsidiary, or collective bargaining agreements;

(vii) contracts with any Affiliate of the Company;

(viii) contracts with Governmental Authorities;

(ix) strategic alliance, partnership and joint venture agreements; and

(x)  contracts relating to the future disposition or acquisition of any investment in any Person or of any interest in any Person involving the Company or any Subsidiary, its operations or the Assets.

All of the foregoing Contractual Obligations and the Real Property Leases are sometimes collectively referred to herein as the “Material Contracts.”  The Company has made available to the Buyer true and correct copies of all Material Contracts.

(b) Except as set forth on Schedule 2.10(b):  (i) each Contractual Obligation identified or required to be identified in Schedule 2.10(a) is in full force and effect and is valid and enforceable in accordance with its terms; (ii) the Company and each Subsidiary, as the case may be, is and at all times, has been, in compliance with all material terms and requirements of each Contractual Obligation identified or required to be identified in Schedule 2.10(a); (iii) to the knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) contravenes, conflicts with, or results in a violation or breach of, or gives the Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Contractual Obligation identified or required to be identified in Schedule 2.10(a); and (iv) neither the Company nor any Subsidiary has given to or received from any other Person, at any time, any written notice regarding any actual, alleged, possible or potential violation or breach of, or default under, any Contractual Obligation identified or required to be identified in Schedule 2.10(a).  Except as set forth on Schedule 2.10(b), there are presently no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company or any Subsidiary under current or previously performed Contractual Obligations with any Person and no such Person has made written demand or request for such renegotiation.  The Contractual Obligations identified or required to be identified in Schedule 2.10(a) relating to the provision of products or services by the Company or any Subsidiary have been entered into in the ordinary course of business consistent with past practices and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any applicable Legal Requirement.

2.11. Real Property.  Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.  Schedule 2.11 describes each interest in real property leased by the Company and its Subsidiaries, including the lessor of such leased property, and identifies each lease or any other arrangement under which such property is leased (each, a “Real Property Lease”).  The Company and its Subsidiaries have not received any written notice from any landlord asserting the existence of a default under any such Real Property Lease or been informed in writing that the lessor under any such Real Property Lease has taken action or, to the knowledge of Company, threatened to terminate the Real Property Lease before the expiration date specified in the Real Property Lease.  Neither the Company nor any Subsidiary subleases any leased real property to any Person other than to the Company or a Subsidiary.  All of the land, buildings, structures, and other improvements used in the operation of the business of the Company and the Subsidiaries are included in the Leased Real Property.  The use by the Company of the Leased Real Property, or any portion thereof and the improvements erected thereon, does not, in any material respect, violate or conflict with (i) any covenants, conditions or restrictions applicable thereto to which the Company is a party or (ii) the terms and provisions of any contractual obligations relating thereto to which the Company is a party.  The buildings, structures, fixtures and other improvements on the Leased Real Property are in all material respects in good operating condition and repair, subject to ordinary wear and tear and continued repair and replacement in accordance with past practice, and are suitable for the uses to which they are being put by the Company.  To the knowledge of the Company, all water, sewer, electric, natural gas, telephone, cable television, drainage facility or other utilities adequately serve the business as currently operated by the Company.

2.12. Personal Property.

(a) Schedule 2.12(a) sets forth an accurate list of all Assets having a book value equal to or greater than $25,000 owned by the Company or any Subsidiary.  The Company or the Subsidiaries have valid title to all of the Assets, free and clear of any Liens, except for Permitted Liens. As used herein, the term “Permitted Liens” means: (a) ad valorem, personal and real property Taxes not now due and payable and (b) the Liens identified on Schedule 2.12(a).  As used herein, the term “Assets” means all material tangible assets and personal properties used in the business of the Company or any Subsidiary as presently operated by the Company or such Subsidiary.

(b) The Assets (i) are suitable for the purposes for which they have been and are being employed in the operation of the business of the Company and Subsidiaries and (ii) are in good operating condition and repair, reasonable wear and tear excepted.  There are no actual, pending, or, to the knowledge of the Company, threatened, claims against any of the Assets that could give rise to a Lien on any of the Assets, nor have any acts or incidents occurred that could reasonably be expected to give rise to any such claims, relating to or arising out of the Assets or the operation of the business of the Company or any Subsidiary.  The Assets and the Company Intellectual Property constitute all material assets, personal properties and rights necessary for or used in the business of the Company or any Subsidiary as presently operated by the Company or such Subsidiary, and the Assets are owned or leased by the Company or a Subsidiary and not by any Affiliate of the Company or such Subsidiary or any other Person.

2.13. Intellectual Property.

(a) As used herein “Intellectual Property” means all intellectual property rights of every kind including all (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) trademarks and service marks (registered or unregistered) and registrations and applications for registration thereof; (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof; and (iv) domain names.  As used herein, “Company Intellectual Property” means Intellectual Property owned or controlled by the Company.

(b) Schedule 2.13(b) hereto contains a list of all material Company Intellectual Property included in clauses (i), (ii) and (iii) of the definition of Intellectual Property that the Company or any Subsidiary owns or controls and has registered with a Governmental Authority, or with respect to which the Company or any Subsidiary has filed an application for such a registration, except for any Company Intellectual Property that has been abandoned by the Company or such Subsidiary.  The Company or one of its Subsidiaries (i) has made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such Company Intellectual Property, and (ii) is the exclusive owner or licensee of such Company Intellectual Property.

(c) Schedule 2.13(c) contains a list of all domain names of which the Company or any Subsidiary is the registrant.

(d) Schedule 2.13(d)(i) contains a list of all material licenses granted by the Company or any Subsidiary to any third party with respect to any owned Company Intellectual Property (the “Out-Bound Licenses”).  Schedule 2.13(d)(ii) contains a list of  all material licenses granted by any third party to the Company or any Subsidiary with respect to any licensed Company Intellectual Property, excluding “off-the-shelf” or “shrink wrap” products and technology licensed to the Company or any Subsidiary and excluding products and technology licensed by the Company or any Subsidiary to others in the ordinary course of business (the “In-Bound Licenses” and together with the Out-Bound Licenses, the “IP Licenses”).  The Company has made available to the Buyer true and correct copies of all IP Licenses.  The Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto has performed all material obligations required under the IP Licenses.  Neither the Company nor any of its Subsidiaries is in default under any material provision of any IP License.  To the knowledge of the Company, no third party is in default under any material provision of any IP License.

(e) To the Company’s knowledge, except as set forth on Schedule 2.13(e), neither the Company nor any Subsidiary is violating, infringing or misappropriating any Intellectual Property of any other Person.  Except as set forth on Schedule 2.13(e), since January 1, 2009, neither the Company nor any Subsidiary has received any written notice from any Person claiming any violation, infringement or misappropriation by the Company or any Subsidiary of another Person’s Intellectual Property rights (including any demands or unsolicited “offers” to license Intellectual Property from another Person).

(f) To the Company’s knowledge, except as set forth on Schedule 2.13(f), no third party is violating, infringing or misappropriating any Company Intellectual Property owned by the Company or any Subsidiary.  Except as set forth on Schedule 2.13(f), no claims are pending or, to the Company’s knowledge, threatened, against the Company or any Subsidiary by any Person regarding the use or ownership of any Company Intellectual Property, or challenging or questioning the validity or enforceability of any Company Intellectual Property.

(g) The Company and its legal representatives have complied in all material respects with all applicable legal and administrative requirements in connection with the registration of all Company Intellectual Property with the appropriate Governmental Authority(ies).  For avoidance of doubt, with respect to Company Intellectual Property defined in Section 2.13(a)(i), these requirements include complying with the duty to disclose information material to patentability under 37 C.F.R. § 1.56.

2.14. Customers and Vendors.  Schedule 2.14 lists the names of all of the customers of the Company or any Subsidiary that paid or are anticipated to pay the Company or any Subsidiary more than $100,000 for goods and services during the twelve (12) month periods ended December 31, 2011 and ending December 31, 2012, and all suppliers that were paid or are anticipated to pay more than $100,000 by the Company or any Subsidiary during either of such periods (the “Largest Customers and Suppliers”).  Except as set forth on Schedule 2.14, (i) there have been no disputes which have been resolved since January 1, 2012 and (ii) there are no unresolved disputes, with any of such Largest Customers or Suppliers.  Since January 1, 2011, except as set forth on Schedule 2.14, none of the Largest Customers and Suppliers has notified the Company or any Subsidiary in writing of its intent to not renew or to cancel, discontinue, limit or modify its business or professional relationship with the Company or any Subsidiary and, to the knowledge of the Company, no such action has otherwise been threatened.

2.15. Compliance with Legal Requirements.  There has been no failure by the Company or any Subsidiary to comply in all material respects with any Legal Requirements (except as to Healthcare-Related Laws, as to which only Section 2.16 applies; to Taxes, as to which only Section 2.18 applies; to Benefit Plans, as to which only Section 2.21 applies; and to Environmental Laws, as to which only Section 2.22 applies).  Since January 1, 2008, neither the Company nor any Subsidiary has received any written notice from any Governmental Authority alleging any violation of any Legal Requirement, except as set forth on Schedule 2.15.  The Company has no knowledge of any criminal activity, including embezzlement or fraud, by any employee or representative of the Company or any Subsidiary involving (a) the Company, any Subsidiary or their respective Assets or (b) any Persons with whom the Company or any Subsidiary transacts business.  The Leased Real Properties, insofar as they are operated by the Company, comply in all material respects with all applicable Legal Requirements.

2.16. Compliance With Healthcare-Related Laws.

(a) The Company and its Subsidiaries comply in all material respects with, and are not in violation in any material respect of, any applicable provisions of any Healthcare-Related Law with respect to the conduct of its business or the ownership or operation of their properties or assets.  Except as set forth in Schedule 2.16(a), neither the Company nor the Subsidiaries have received any notice alleging any violation with respect to any applicable provisions of any Healthcare-Related Law with respect to the conduct of their business, or the ownership or operation of their properties or assets.  Except as set forth in Schedule 2.16(a), the Company and the Subsidiaries are not subject to any obligation arising under an administrative, judicial or regulatory action.

(b) Except as set forth in Schedule 2.16(b), the Company and the Subsidiaries are not subject to any investigation that is pending and of which the Company or the Subsidiaries have been notified or, to the Company’s knowledge, which has been threatened, by (i) the FDA, (ii) the United States Department of Health and Human Services or United States Department of Justice or (iii) any comparable Governmental Authority, and are not subject to any determination by a Governmental Authority excluding, suspending, debarring or otherwise restricting, or proposing to so restrict the Company or its Subsidiaries from participation in any governmental health care program under applicable Legal Requirements.

(c) Each of the Company and each Subsidiary possesses all authorizations, approvals, licenses, permits, certificates or exemptions from the FDA, EMA or any other comparable Governmental Authority to conduct its business as is currently being conducted.

(d) Set forth in Schedule 2.16(d) is a true and complete list of all of the Company and its Subsidiaries’ products and product candidates (“Company Products”) noting, where applicable, (i) the phase as of the date of this Agreement of clinical trial or development each product is in, and (ii) those Company Products where FDA and/or other regulatory approval including foreign approvals, has been applied for and/or received, and listing the application made and/or the approval or decision thereon obtained.  To the knowledge of the Company, all materials used in such clinical trials materially comply with all applicable Authorizations and Legal Requirements and there have not been any material deficiencies or defects in such materials.  The Company and the Subsidiaries have not received any written notices or correspondence from the FDA or any other Governmental Authority requiring the termination, suspension or material modification of any preclinical study or clinical trial of a Company Product conducted by or on behalf of the Company or any of the Subsidiaries.  Neither the Company nor any of the Subsidiaries has received any written communication from any Person threatening any claim or lawsuit against the Company or any of the Subsidiaries arising from the administration of a Company Product to any Person in the course of any clinical trial conducted by or on behalf of the Company or any of the Subsidiaries.

(e) Set forth in Schedule 2.16(e) is a list of all licenses, permits and authorizations of Governmental Authorities held by the Company or any Subsidiary relating to Healthcare-Related Laws that are material to the business of the Company and its Subsidiaries, taken as a whole, as it is currently conducted.

2.17. Licenses and Permits.  Schedule 2.17 hereto contains a true, accurate and complete list of all licenses, permits and authorizations of Governmental Authorities held by the Company or any Subsidiary that are material to the business of the Company and its Subsidiaries, taken as a whole, as it is currently conducted (except for licenses, permits and authorizations relating to Healthcare-Related Laws, as to which only Section 2.16 applies and to Environmental Laws, as to which only Section 2.22 applies) (collectively, the “Authorizations”).  Except as set forth in Schedule 2.17 or as would not have an adverse effect on the Company or the Subsidiaries, the business and operations of the Company and the Subsidiaries are currently and at all times have been conducted in compliance with all Authorizations.  Each Authorization is in full force and effect, and the Company and the Subsidiaries have not received any written notice of violation, breach, revocation, withdrawal, suspension, cancellation, termination of, or modification to any Authorization.  All applications and other documents required to have been filed for the renewal or continuation of any Authorization have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Authorizations have been duly made on a timely basis with the appropriate Governmental Authority.

2.18. Taxes.  The representations and warranties set forth in this Section 2.18 are subject in all respects to the qualifications and disclosures set forth on Schedule 2.18.

(a) All Tax Returns required to be filed by the Company and each Subsidiary have been timely and properly filed within the times and within the manner prescribed by applicable Legal Requirements, either separately or as a member of a group of corporations pursuant to applicable Legal Requirements (taking into account all extensions of due dates that have been properly and timely requested by the Company and/or a Subsidiary).  All such Tax Returns are correct, complete and accurate in all material respects.  Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return.  The Company has made available to the Buyer true and correct copies of the Tax Returns of the Company and its Subsidiaries for all open taxable years for which the general statute of limitations period has not expired.

(b) Schedule 2.18 lists each federal and state income Tax Return filed with respect to the Company and each Subsidiary for taxable periods ended after December 31, 2009.  The Company and each Subsidiary has delivered to the Buyer true, correct and complete copies of all such federal and state income Tax Returns.

(c) The Company and each Subsidiary have paid, or made provision for the payment of, all Taxes that have become due for all periods covered by any Tax Returns.  There are no liens for Taxes upon the assets of any of the Taxpayers, other than liens for Taxes not yet due and payable.

(d) The unpaid Taxes of the Company and any Subsidiary (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income), if any, set forth in the latest balance sheet (including in any notes thereto) and (ii) do not exceed such reserve, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(e) Neither the Company nor any Subsidiary has any currently effective waiver that would have the effect of waiving or extending any statute of limitations in respect of any of its Tax liabilities.

(f) There are no unpaid assessments against the Company or any Subsidiary of any Taxes for any fiscal period.  There are no Tax Liens pending against the Company or any Subsidiary, or to the knowledge of the Company, threatened against the Company or any Subsidiary.  There are no pending examinations, audits or other Proceedings for or relating to the Taxes of the Company or any Subsidiary by any taxing authority or other Governmental Authority or, to the knowledge of the Company, threatened against the Company or any Subsidiary.

(g) Neither the Company nor any Subsidiary has received, been the subject of, or requested a written ruling of a Governmental Authority relating to Taxes, and neither the Company nor any Subsidiary has entered into a contract with a Governmental Authority relating to Taxes that would have a continuing effect after the Closing Date.

(h) No claim has been made by a Governmental Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or such Subsidiary is or could be subject to taxation by that jurisdiction nor is there reasonable basis for such a claim, if made.

(i) The Company and each Subsidiary (i) has withheld from each of its employees, customers, independent contractors, creditors, stockholders and any other applicable payee proper and accurate amounts for all taxable periods in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws, (ii) has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority, and (iii) has furnished, to the extent required by Legal Requirements, properly completed exemption certificates for all transactions that are exempt from such withholding requirements.  Neither the Company nor any Subsidiary is liable for the Taxes of any other Person (other than Taxes of the Company and any Subsidiary), other than withholding Taxes arising in the ordinary course of business.

(j) There are no outstanding tax-sharing agreements, tax allocation agreements, tax indemnity obligations or similar agreements, arrangements, understandings or practices, oral or written, with respect to Taxes between the Company and any Subsidiary or other Person that will require any payment by the Company or any Subsidiary.

(k) The charges, accruals, and reserves with respect to Taxes on the accounting records of the Company (and each Subsidiary) are adequate and are at least equal to the Company’s (and that Subsidiary’s) liability for Taxes and to the liability of the Company and Subsidiaries for Taxes on a consolidated basis, respectively.

(l) Neither the Company nor any Subsidiary is, or within the five-year period preceding the date of this Agreement has been, an “S corporation” within the meaning of Section 1361(a)(1) of the Code.

(m) Neither the Company nor any Subsidiary has been a member of any affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that filed a combined, consolidated, or unitary income Tax Return with any Governmental Authority (other than a group of which the Company is the common parent).  Neither the Company nor any Subsidiary is liable for the Taxes of any Person (other than another Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, foreign law or applicable Legal Requirement), as a transferee or successor, by contract, or otherwise.

(n) Neither the Company nor any Subsidiary has agreed to or is required to include in income any adjustment pursuant to Code Section 481(a) by reason of a voluntary change in accounting method initiated by the Company or any Subsidiary or has an application pending with the IRS or any other tax authority requesting permission for any change in accounting method, and the IRS has not proposed any such change in accounting method.

(o) No Seller is a foreign person within the meaning of Section 1445(f)(3) of the Code.  Neither the Company nor any Subsidiary (i) has a permanent establishment (within the meaning of any applicable income tax treaty) or office or fixed place of business outside the United States or (ii) is or has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(p)  Neither the Company nor any Subsidiary has participated in a “reportable transaction” as described in Treasury Regulations Section 1.6011-4(b).  Neither the Company nor any Subsidiary has participated in a Tax shelter or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(c).  The Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Code Section 6662.

(q) Neither the Company nor any Subsidiary is a party to any contract that could result separately or in the aggregate in any payment (A) of any “excess parachute payment” within the meaning of Section 280G of the Code, or (B) that would not be deductible as a result of the application of Section 404 of the Code.

(r) Schedule 2.18 sets forth the following information with respect to the Company as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing, after giving effect to the consummation of the transactions contemplated hereby):  (i) all material elections and consents relating to Tax and agreements with any taxing authorities which are still in effect; and (ii) the existence of any partnership, trust or other entity in which the Company is an owner, whether or not such entity is disregarded for tax purposes.

(s) Neither the Company nor any Subsidiary will be required to recognize an amount of income in a post-Closing period that is attributable to any transaction occurring in a pre-Closing period that resulted in deferred reporting of income from such transaction.

(t) Neither the Company nor any Subsidiary has  distributed the stock of any corporation or had its stock distributed by another person in a transaction that purported or was intended to satisfy the requirements of Code Section 355 or Code Section 361.

(u) Neither the Company nor any Subsidiary owns any shares of any controlled foreign corporation as described in Code Section 957 or passive foreign investment company as described in Code Section 1297.

(v) There are no powers of attorney currently outstanding with respect to tax matters relating to the Company or any Subsidiary.

(w) Neither the Company nor any Subsidiary has filed an entity classification election under IRS Form 8832 under Section 7701 of the Code.

(x) None of the Company or its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting; (B) closing agreement; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Tax law) made or existing on or prior to the Closing Date.

2.19. Litigation.  Except as disclosed on Schedule 2.19, there is no action, claims, suits, investigations, written inquiries, arbitration, litigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or in rem against any of the Assets or Leased Real Properties, at law or in equity, in any court or before or by any Governmental Authority.  As of the date of this Agreement, neither the Company nor any Subsidiary has current plans to initiate any action, arbitration, litigation or proceeding against another Person.

2.20. Employees.

(a) Neither the Company nor any Subsidiary is or has been a party to or bound by any collective bargaining agreement or similar agreement with any labor union, works council or association or organization representing any employees or has agreed to recognize any union, works council or other collective bargaining unit.  No union, works council or collective bargaining unit has been certified as representing the employees of the Company or any Subsidiary.  No collective bargaining agreement or similar agreement with any labor union, works council or other collective bargaining unit is currently being negotiated by the Company or any Subsidiary.  There is no pending demand for recognition or any other request or demand from a labor union or other collective bargaining unit for representative status with respect to any employee of the Company or any Subsidiary.  To the knowledge of the Company and any Subsidiary, there is no labor strike, arbitration, grievance, slowdown, stoppage, organizational effort, dispute or proceeding pending or, to the knowledge of the Company and any Subsidiary, threatened against the Company or any Subsidiary.

(b) There are no employment or consulting contracts or arrangements (other than those terminable at will without material liability to the Company) with any employees or consultants of the Company or any Subsidiary other than as described on Schedule 2.20(b).

(c) Except as set forth on Schedule 2.20(c), the Company and each Subsidiary are in compliance in all material respects with all Legal Requirements relating to employment and employment practices, occupational safety and health standards, terms and conditions of employment, wages and hours, and classification of workers as employees and independent contractors.  Neither the Company nor any Subsidiary is or has engaged in any unfair labor practice.  There are no complaints, controversies, lawsuits or other proceedings pending or, to the knowledge of the Company and each Subsidiary, threatened against the Company or any Subsidiary brought by or on behalf of any applicant for employment relating to any Legal Requirement, or alleging breach of any express or implied contract of employment or of any other wrongful or tortious conduct in connection with the employment relationship.  There are no pending or, to the knowledge of the Company and each Subsidiary, threatened in writing, investigations, audits, complaints or proceedings against the Company or any Subsidiary by or before any Governmental Authority, whether domestic or foreign, respecting or involving any applicant for employment, any participant or class of the foregoing or pertaining to the employment practices of the Company and any Subsidiary, including, but not limited to, the classification of workers as employees and independent contractors.

(d) The Company and each Subsidiary are and have been in compliance in all material respects with the WARN Act, and all similar provincial, state or local Legal Requirements.  Neither the Company nor any Subsidiary has caused any of their respective employees to suffer an “employment loss” (as defined in the WARN Act) or a mass termination or lay off under provincial Legal Requirements during the 90-day period prior to the date of this Agreement.

(e) Schedule 2.20(e) sets forth (i) a true and correct list of the name and current annual salary of each officer or employee of the Company or any Subsidiary whose annual base salary exceeds $100,000, and (ii) the base annual salary, bonus, commissions and total cash compensation paid to each such officer or employee for the most recent fiscal year.

2.21. Compensation; Benefit Plans.

(a) Schedule 2.21(a) sets forth (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, to which the Company or any Affiliate is a party, with respect to which the Company or any Affiliate has any obligation or which are maintained, contributed to or sponsored by the Company or any Affiliate for the benefit of any current or former employee, officer or director of the Company or any Affiliate, (ii) each employee benefit plan for which the Company or any Affiliate could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Affiliate could incur liability under Section 4212(c) of ERISA and (iv) any contracts, arrangements or understandings between the Company or any Affiliate and any employee of the Company or any Subsidiary (collective, (i) through (iv) being the “Benefit Plans”).  Except as set forth on Schedule 2.21(a), there are no material compensation or benefit plans or arrangements of any type providing benefits to employees or directors of the Company or any Subsidiary or Affiliate, or with respect to which the Company or any Subsidiary or Affiliate has any material liability, other than the Benefit Plans.

(b) With respect to each Benefit Plan, the Company has made available to the Buyer true and complete copies of: (i) all material plan texts and agreements; (ii) the most recent summary plan descriptions and material modifications thereto; (iii) the most recent annual report, if applicable; (iv) the most recent annual and periodic accounting of plan assets, if applicable; and (v) the most recent determination letter received from the Internal Revenue Service, if applicable.

(c) Neither the Company nor any Subsidiary has, within the last six (6) years, maintained, sponsored, participated in, or contributed (or been required to contribute) to any Benefit Plan subject to Title IV of ERISA, including any multiemployer plan, any multiple employer welfare arrangement (including as defined under Section 3(40) of ERISA) or any single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, including within the meaning of Section 4063(a) of ERISA, and (ii) no condition exists that presents a material risk to the Company or any Subsidiary of incurring or being subject (whether primarily, jointly or secondarily) to any liability under such Title.

(d) Neither the Company nor any Subsidiary maintains, sponsors, contributes or has any liability with respect to any employee benefit plan or arrangement that provides benefits to employees who reside outside of the United States.

(e) Except as set forth on Schedule 2.21(e), with respect to each Benefit Plan:  (i) such Benefit Plan has been administered and enforced in accordance with its terms and all applicable Legal Requirements in all material respects; (ii) no breach of fiduciary duty has occurred with respect to which the Company or any Subsidiary or Affiliate or any Benefit Plan is liable in any material respect; (iii) no action or dispute is pending, or to the knowledge of the Company, threatened in writing with respect to any Benefit Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could give rise to any such action or dispute; and (iv) no “prohibited transaction” (within the meaning of either Section 4975(c) of the Code or Section 406 of ERISA) has occurred with respect to which the Company or any Subsidiary or Affiliate or any Benefit Plan is liable in any material respect.

(f) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS that the Benefit Plan is so qualified and each trust established in connection with any Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and, to the knowledge of the Company, no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Benefit Plan or the exempt status of any such trust.

(g) Except for the Sale Bonuses and except as set forth on Schedule 2.21(g), the consummation of the transactions contemplated by this Agreement will not (i) accelerate the time of payment or vesting under any Benefit Plan, or (ii) increase the amount of compensation or benefits due to any individual under any Benefit Plan.

(h) Except as set forth on Schedule 2.21(h), no amount that has been or could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of transactions contemplated by this Agreement (either alone or in combination with any other event), by any current or former employee, officer, director or other service provider of the Company and any Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

(i) Each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is nonqualified deferred compensation subject to Section 409A of the Code, (i) has been operated in all material respects in compliance with Section 409A of the code since January 1, 2005, and all applicable regulations and notices issued thereunder, and (ii) since January 1, 2009, has been in documentary compliance with Section 409A of the Code.  Neither the Company nor any Subsidiary is a party to, or otherwise obligated under, any Benefit Plan, that provides for the gross-up of the Tax imposed by Section 409A(a)(1)(B) of the Code.

2.22. Environmental Laws.  Each of the representations and warranties set forth in this Section 2.22 is subject in all respects to the further qualifications and disclosures set forth on Schedule 2.22.

(a) The operations of the Company and its Subsidiaries comply with all applicable Environmental Laws, except where noncompliance would not have a Company Material Adverse Effect.

(b) The use, handling, manufacture, treatment, processing, storage, generation, release, discharge and disposal of Hazardous Materials by the Company and its Subsidiaries comply with all applicable Environmental Laws, except where noncompliance would not have a Company Material Adverse Effect.

(c) The Company and each Subsidiary has obtained all material permits, licenses and authorizations required under applicable Environmental Laws, and the operations of the Company and its Subsidiaries comply with the terms and conditions of such required permits, licenses and authorizations, except where noncompliance would not have a Company Material Adverse Effect.

(d) There are no pending or, to the knowledge of the Company, threatened Environmental Claims against the Company or any Subsidiary.

2.23. Insurance.

(a) Schedule 2.23 sets for a true, complete and correct list of all insurance policies of the Company for the current policy year, all of which are in full force and effect, and true complete and correct copies of such insurance policies have been provided to the Buyer.  The Company and the Subsidiaries comply in all material respects with the terms and provisions of such insurance policies.  Schedule 2.23 sets forth an accurate list of all claims or losses currently outstanding and claims made during the two (2) years prior to the date hereof, with a valuation of such claims and losses provided by the Company to each applicable insurance company.  All premiums due to date under such policies have been paid.  Schedule 2.23 contains the following information with respect to all insurance policies carried by the Company or the Subsidiaries for the current policy year:  (i) insurer, (ii) type of policy, (iii) coverage period, (iv) the premium, (v) policy limits and (vi) amounts of deductibles.  None of these insurance policies contain self-insured retention or retrospective loss limit provisions, nor are such insurance policies subject to retroactive premium adjustments.  All of such policies are “claims made” policies.  Any open claims or losses as of the Closing Date are recoverable under such policies, except to the extent of any applicable deductible or loss retention as set forth on Schedule 2.23.

(b) All of the insurance policies to which the Company or the Subsidiaries are a party or that provide coverage to the Company, the Subsidiaries or any of their directors or officers (or persons performing similar functions) (i) are sufficient for compliance with all Legal Requirements and the Contractual Obligations to which the Company or the Subsidiaries are a party or by which they are bound and (ii) will continue in full force and effect following the Closing Date.  Neither the Company nor the Subsidiaries has received any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or any notice of cancellation or any other indication that any such insurance policy is no longer in full force or effect or will not be renewed or any other notification that the issuer of any policy is not willing or able to perform its obligations thereunder.

2.24. Affiliate Transactions.  Except for employment relationships and the payment of compensation and benefits in the ordinary course of business and except as otherwise disclosed on Schedule 2.24, neither the Company nor any Subsidiary is a party to any material agreement or contract with any officer, director, Affiliate of the Company, Seller or related parties of any Seller.

2.25. Brokers.  Except as set forth on Schedule 2.25, neither the Company nor any Subsidiary has dealt with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement, and the Company and its Subsidiaries are under no obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the transactions contemplated by this Agreement as a result of any agreement of the Company or any Subsidiary.

2.26. Accounts Receivable and Accounts Payable.

(a) Schedule 2.26(a) sets forth an accurate list of the accounts and notes receivable of the Company and the Subsidiaries in excess of $1,000 outstanding as of a date that is within five (5) days prior to the date hereof, including an accurate aging of all such amounts and notes receivable due in 30-day aging categories. Receivables from and advances to employees, the Sellers and any Persons related to or Affiliated with the Sellers as of such date are separately identified on Schedule 2.26(a).  The accounts and notes receivable of the Company and the Subsidiaries reflected in the Financial Statements and on Schedule 2.26(a) arose from, and the accounts receivable existing as of the date hereof and the Closing Date will have arisen from, bona fide transactions in the ordinary course of business.  The trade and other accounts and notes receivable of the Company and the Subsidiaries which are classified as current assets on the Financial Statements or are listed on Schedule 2.26(a) are bona fide  receivables, are stated in accordance with GAAP and are reasonably expected to be collectible in the ordinary course of business, subject to any reserve for uncollectible debts reflected in the Financial Statements.  No counterclaims or offsetting claims with respect to such accounts and notes receivables are pending or, to the knowledge of the Company, threatened.

(b) Schedule 2.26(b) sets forth an accurate list of all accounts payable of the Company and the Subsidiaries in excess of $1,000 as of a date that is within five (5) days prior to the date hereof.  All accounts and notes payable reflected in the Financial Statements and all accounts and notes payable arising thereafter and before the date hereof arose, and before the Closing Date will have arisen, from bona fide transactions in the ordinary course of business consistent with past practice and are stated in accordance with GAAP. All such accounts and notes payable have been paid or are not yet due and payable under the standard procedures of the Company and the Subsidiaries, which procedures have been furnished to the Buyer, or are being contested by the Company and the Subsidiaries in good faith, details of which have been provided to the Buyer.

(c) As of the Closing, there are no related party accounts and notes receivable or accounts payable between any Seller or his, her or its Affiliates and the Company or any Subsidiary.

2.27. Inventories.  As of the date of this Agreement, the inventories of the Company and its Subsidiaries consist of raw materials, work in progress and finished goods and are saleable or useable in the ordinary course of business of the Company or the Subsidiaries.  All inventories are carried on the books of the Company or the Subsidiaries at the lower of cost or market pursuant to the normal inventory valuation policy of the Company or the Subsidiaries including appropriate reserves.  Except as set forth in Schedule 2.27, no items included in inventory of the Company or the Subsidiaries are pledged as collateral or are held by the Company or the Subsidiaries on consignment from others.  Neither the Company nor any Subsidiary is committed to purchase inventories in amounts greater than are reasonably required in the ordinary course of business.  With respect to inventories in the hands of suppliers, such inventories are capable of being used in the ordinary course of business of the Company or the Subsidiaries as it is presently conducted.

2.28. Bank and Brokerage Accounts; Powers of Attorney. Schedule 2.28 sets forth a true, complete and correct list, as of the date of this Agreement, of (a) the name of each financial institution or brokerage firm in which the Company or any Subsidiary has accounts or safe deposit boxes, (b) the names in which the accounts or boxes are held, (c) the type of account and the cash, cash equivalents and securities held in such account as of a date that is within five (5) days prior to the date hereof; and (d) the name of each Person authorized to draw thereon or have access thereto.  No Person holds a general or special power of attorney from the Company or the Subsidiaries.

2.29. Customary Business Practice. Neither the Company, nor any Subsidiary or any employee, officer, director or agent of the Company or any Subsidiary has, directly or indirectly, made or authorized the making of any offer, payment or promise to pay any money or give anything of value to (a) any official or employee of a Governmental Authority in violation of any Legal Requirement, (b) any political party or official thereof or any candidate for political office in violation of any Legal Requirement or (c) except entertainment usual or customary in the industry and gifts of nominal value, any customer, supplier or competitor of the Company or any Subsidiary, or any employee, officer or director thereof in order to assist the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any Person, nor engaged in any other practice (including violation of any antitrust law or law regulating minority business enterprises), which would subject the Company or any Subsidiary to any damage or penalty in any civil, criminal or governmental litigation or proceeding or which would be used as the basis for termination or modification of any Contractual Obligation to which the Company or any Subsidiary is a party.

2.30. Books and Records.  Except for deficiencies that individually or in the aggregate are not material, the books of account, minute books, share record books, and other records of the Company and the Subsidiaries, all of which have been delivered or made available to Buyer, are true, accurate and complete.  Except for deficiencies that individually or in the aggregate are not material, the minute books of the Company and the Subsidiaries contain accurate, complete and current records of all meetings held of, and corporate action taken by, the shareholders, the boards of directors and committees thereof of the Company and the Subsidiaries, and no such meetings have been held for which minutes have not been prepared and are not contained in such minute books.  At the Closing, all of those books and records will be in the possession of Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING EACH SELLER

Each Seller severally, but not jointly, represents and warrants solely as to such Seller (and not as to any other Seller) that each of the statements contained in this ARTICLE III is true and correct as of the date of this Agreement.  Except for the representations and warranties expressly set forth in this ARTICLE III, no Seller makes any other representation or warranty (either express or implied).

3.1. Title.  Such Seller owns such Seller’s Shares set forth opposite such Seller’s name on Schedule 2.7, free and clear of any and all Liens other than restrictions on transfers under applicable securities laws and the applicable agreements set forth on a Schedule to this Agreement.

3.2. Capitalization.  Such Seller has not as of the Closing Date and shall not have as of the Closing entered into any Contract Obligation or commitment or granted or agreed to grant any rights to subscribe for, acquire or purchase any equity interests, equity securities or other securities of the Company or any Subsidiary, or entered into any Contractual Obligations or commitment granting or agreeing to grant any options, warrants, “phantom” stock rights, convertible or exchangeable securities, stock or equity appreciation rights, or other Contractual Obligations (other than this Agreement) granting to any Person any interest in or right to acquire at any time, or upon the happening of any event, any equity interests of the Company (including the Shares) or the Subsidiaries, or any preemptive rights, exchange rights, preferential rights, rights of first refusal or rights of first purchase with respect to any of the equity interest of the Company or the Subsidiaries.  Except as set forth in Schedule 3.2, there are no Contractual Obligations or commitments to which such Seller is a party restricting the transfer or other disposition of any Shares.  Such Seller is not a party to any voting trust or agreement, proxy, shareholders agreement, investors rights agreement or similar agreement or any pledge agreement relating to such Seller’s Shares.

3.3. Authority.  If an individual, such Seller is legally competent to execute and deliver this Agreement.  If not an individual, such Seller has the organizational power to enter into this Agreement and such Seller’s execution and delivery of this Agreement has been duly authorized by all necessary organizational action.

3.4. No Conflict.  Such Seller’s execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with or constitute a default under any Legal Requirement or any material contract binding upon such Seller, except for any such violation, conflict or default that would not have a material adverse effect on such Seller’s ability to sell the Seller’s Shares to Buyer pursuant to the terms of this Agreement.

3.5. Enforceability.  This Agreement has been duly executed and delivered by the Sellers and this Agreement constitutes, and the documents contemplated hereby to be executed by the Sellers upon their execution and delivery as herein provided will constitute, the legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by laws related to the availability of specific performance, injunctive relief or other equitable remedies.

3.6. Accredited Investor; Investment Intent.  Except as set forth in Schedule 3.6, each Seller qualifies as an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the Securities Act.  Each Seller is acquiring the shares of Buyer Common Stock included in the Stock Consideration or otherwise to be issued in connection herewith for his, her or its own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof.  Each Seller understands that, as of Closing, the shares of Buyer Common Stock included in the Stock Consideration or otherwise to be issued in connection herewith have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and hereby agrees not to make any sale, transfer or other dispositions of such shares unless either (i) such shares of Buyer Common Stock have been registered under the Securities Act as set forth in Section 5.18 or otherwise, and all applicable state and other securities laws and any such registration remains in effect or (ii) registration is not required under the Securities Act or applicable state securities laws with respect to such sale, transfer or other disposition.  Each Seller acknowledges that such Seller has been furnished with such financial or other information concerning the Buyer (including such information set forth in the Buyer SEC Reports) as such Seller considers necessary in connection with such Seller’s investment in shares of Buyer Common Stock.

3.7. Disclosure. No representation or warranty of the Seller in this Agreement and no statement in the Schedules to this Agreement, when all such disclosures are taken as a whole, omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING THE BUYER

The Buyer represents and warrants to the Company, the Sellers’ Agent and the Sellers that each of the statements contained in this ARTICLE IV is true and correct.  Except for the representations and warranties expressly set forth in this ARTICLE IV, Buyer makes no other representation or warranty (either express or implied).

4.1. Organization, Power and Standing.  The Buyer is a corporation, validly existing and in good standing under the laws of the State of Maryland, with all requisite power and authority to own its properties and to carry on its business as such business is now conducted.

4.2. Power and Authority; No-Conflict.  The Buyer has full entity power and authority and has taken all required action necessary to permit it to execute and deliver and to carry out the terms of this Agreement and all other agreements, instruments and documents of the Buyer required hereby and none of such actions will result in any violation of, be in conflict with or constitute a default under any charter, by-law, organizational document, Legal Requirement, contract, agreement or instrument to which the Buyer is a party or by which the Buyer is bound.

4.3. Consents and Approvals.  Except as set forth on Schedule 4.3, no consent, order, approval, authorization, declaration or filing from or with any Governmental Authority or third party is required on the part of the Buyer for the execution, delivery and performance of this Agreement or any other agreement, instrument or document contemplated hereby by the Buyer or for the consummation of the transactions contemplated herein or therein.

4.4. Validity and Enforceability.  This Agreement constitutes, and each other agreement, instrument and document of the Buyer contemplated hereby will be when executed and delivered by the Buyer, the valid and legally binding obligation of the Buyer, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by laws related to the availability of specific performance, injunctive relief or other equitable remedies.

4.5. Brokers.  The Buyer is not under any obligation to pay any broker’s fee, finder’s fee, commission or similar amount in connection with the consummation of the transactions contemplated by this Agreement.

4.6. Financing Commitment.

(a) The Buyer has delivered to the Company a complete and correct copy of a fully executed commitment letter (the “Debt Commitment Letter”) dated as of November 13, 2012, between Buyer and the potential lender(s) set forth therein (the “Debt Financing Source”) pursuant to which the Debt Financing Source has committed, upon the terms and subject to the conditions set forth in the Debt Commitment Letter, to lend the amounts set forth therein (collectively, the “Debt Financing”) in connection with the transactions contemplated by this Agreement.

(b) As of the date hereof: (i) the Debt Commitment Letter is in full force and effect; (ii) all commitment fees required to be paid thereunder have been paid in full or shall have been paid in full when due; (ii) the Debt Commitment Letter has not been modified, amended, supplemented, withdrawn or terminated and no provision thereof has been waived; (iv) there is no breach by the Buyer, or to the knowledge of the Buyer, by any other party thereto, existing thereunder, nor does the Buyer have knowledge of any event that, with or without notice of the lapse of time, would constitute a default or breach thereof by the Buyer; and (v) the Debt Financing Source has advised the Buyer that it has completed its due diligence investigation of the Company (other than determining whether the Company will have met the Company Minimum EBITDA Condition prior to Closing) to its satisfaction.  As of the date hereof, the Buyer is not aware of any facts that would lead it reasonably to believe that it will be unable to satisfy on a timely basis any term or condition of closing the Debt Financing to be satisfied by it pursuant to the Debt Commitment Letter.

(c) The Buyer is, as of the date hereof, not aware of any fact, occurrence or condition existing on the date hereof that makes any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate in any material respect or that would cause the commitment provided in the Debt Commitment Letters to be terminated or ineffective or any of the conditions contained therein not to be met.  With respect to the preceding sentence, the Buyer, together with the Company and its Subsidiaries, subject to the accuracy of the information set forth in Schedule 8.2(b) and the Financial Statements, has generated earnings before interest, taxes, depreciation and amortization sufficient to satisfy the condition set forth in item (iii) under the heading “Conditions to Initial Loans” in the Debt Commitment Letter for the trailing twelve months ended September 30, 2012.

(d) The aggregate proceeds contemplated by the Debt Commitment Letter, together with other funds available to the Buyer, will be sufficient to permit the Buyer at the Closing to pay the Closing Purchase Price and other repayment or refinancing of debt contemplated by the Debt Commitment Letter (if any) and to pay all related fees and expenses.

4.7. Independent Investigation; No Other Representations or Warranties of the Sellers or the Company.  The Buyer agrees that none of the Company, any Seller or any of their respective Affiliates or advisors have made and shall not be deemed to have made, nor has the Buyer or any of its Affiliates relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company, its Subsidiaries, their business or the transactions contemplated by this Agreement, other than those representations, warranties, covenants and agreements explicitly set forth in this Agreement.  Without limiting the generality of the foregoing, the Buyer agrees that no representation or warranty, express or implied, is made with respect to any financial projections or budgets, including, without limitation, that the product development budgets set forth in Schedule 1.4(d) are sufficient to achieve the respective Milestone Events.

4.8. Buyer SEC Reports; Compliance.  The Buyer has filed all reports required to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, since January 1, 2011 (collectively, the “Buyer SEC Reports”), and has previously furnished or made available (through EDGAR) to the Sellers true and complete copies of all Buyer SEC Reports and will promptly furnish or make available (through EDGAR) to the Sellers any Buyer SEC Reports filed between the date hereof and the Closing Date.   None of the Buyer SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading (in each case as of the date thereof).

4.9. Buyer Common Stock.  The shares of Buyer Common Stock included in the Stock Consideration, when issued to the Sellers in accordance with the terms and conditions of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable.  Assuming the accuracy of the representations of each Seller in Section 3.6, the Stock Consideration will be issued in compliance with all applicable federal and state securities laws.

ARTICLE V
COVENANTS

5.1. Access to Information; Confidentiality; Notification of Material Change.

(a) If reasonably requested by the Buyer, the Company shall (i) permit the Buyer and its representatives (including the Debt Financing Source, subject to appropriate confidentiality undertakings) full and free access, upon reasonable notice and during normal business hours throughout the period prior to the Closing, to (A) the properties, books and records of the Company and its Subsidiaries, and (B) employees, advisors, consultants and other personnel of the Company and its Subsidiaries, (ii) furnish the Buyer and its representatives (including the Debt Financing Source) with such additional financial, operating and other information of the Company and its Subsidiaries to the extent reasonably requested by the Buyer and its representatives (including the Debt Financing Source) and (iii) otherwise cooperate and assist with the Buyer’s and its representatives’ (including the Debt Financing Source) investigation of the business, condition, properties and operations of the Company and its Subsidiaries.  Any such access shall at all times be managed by and conducted through those representatives of the Company identified by the Company, and shall be subject to such additional limitations as the Company may reasonably require to prevent disclosure of the transactions contemplated hereby, the disruption of the business of the Company or any Subsidiary, the disclosure of any confidential or legally privileged information, and/or the disclosure or use of any personal information other than in compliance with applicable privacy laws.

(b) The confidentiality agreement between the Company and the Buyer dated April 3, 2012 shall remain in full force and effect in accordance with its terms until the Closing, at which time it will terminate.  All information furnished by the Company to the Buyer and its Affiliates and representatives shall be subject to such confidentiality agreement.  For a period of three (3) years from the Closing Date, each Seller shall (except to the extent required for any such Seller who is employed by the Buyer or the Company or any of its Subsidiaries to fulfill his or her duties in the course of such employment) treat all trade secrets, customer and supplier lists, marketing arrangements, business plans, projections, financial information, training manuals, pricing manuals, product and service development plans, market strategies, internal performance statistics, business secrets or other confidential or proprietary information relating to the business of the Company or its Subsidiaries or any information that the Company or any Seller has obtained from the Buyer in connection with this Agreement with respect to the Buyer or any of its Affiliates (“Confidential Information”), as confidential, preserve the confidentiality thereof, not duplicate or use or disclose to any Person such Confidential Information and cause his, her or its employees, Affiliates and representatives who have had access to such Confidential Information to keep confidential and not to use any such Confidential Information.  For purposes hereof, the term Confidential Information shall not include information that (i) is or becomes publicly available other than by disclosure by such Seller or (ii) such Seller is required to disclose by Legal Requirement; provided, however, that such Seller shall give the Buyer adequate advance notice so that the Buyer may seek a protective order or take other reasonable actions to preserve the confidentiality of such information.  In addition, the TA Associates Entities and Madison Capital Funding LLC may disclose the financial terms of the sale of their respective Shares hereunder to their Affiliates, investors and advisers for the purpose of providing return and performance information with respect to their portfolio investments, consistent with their respective past practice and as otherwise required by Governmental Authorities.

(c) The Company will promptly notify the Buyer of any material change in the Company, Company Products or business operations, in any case prior to Closing.  This notification is for informational purposes only and the Buyer shall have no authority to approve or disapprove of any transaction, commitment or contingency in relation to the Company, subject to Section 5.2; provided, however, that such notification shall not be deemed to modify, amend or supplement the representations and warranties of the Company or any Seller, unless the Buyer consents to such modifications, amendment or supplement in writing.

5.2. Conduct of Business.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, except as set forth on Schedule 5.2, as otherwise contemplated by this Agreement or required by any Legal Requirement, or as consented to in writing by the Buyer, the Company shall comply with the following covenants:

(a) Required Actions.  The Company shall, and shall cause each Subsidiary to:

(i) maintain its legal existence;

(ii) maintain in full force and effect all of its presently existing insurance coverage; and

(iii) conduct its business only in the ordinary course and using reasonable commercial efforts, including (A) maintaining, preserving and protecting its assets and the business, (B) making timely payment of its debts as they become due and not making any change to its cash management practices, including accelerating or delaying its debt payment practices, in a manner inconsistent with past practice, (C) keeping available the services of its present officers and employees and (D) preserving the present relationships with suppliers, customers, landlords, creditors, employees, agents and other Persons having dealings with it.

(b) Prohibited Actions.  The Company shall not, and shall not permit any Subsidiary to, do any of the following:

(i) except as set forth in Schedule 5.2(b)(i), effect any change to the Company Organizational Documents or the respective organizational documents of the Subsidiaries that is adverse to the Buyer;

(ii) acquire, lease, license or dispose of any material properties or assets, except in the ordinary course of business;

(iii) incur any indebtedness for borrowed money, other than pursuant to its current bank line of credit and in the ordinary course of business;

(iv) subject any of its properties or assets to any Lien, other than Permitted Liens;

(v) in the case of the Company only, make any non-cash dividend or distribution on any of its Shares or, except as required by the terms of existing Shares, issue, repurchase or redeem any Shares or other rights to acquire equity securities of the Company;

(vi) (A) enter into any contract which would constitute, (B) modify or amend in any material respect or (C) cancel or terminate a Material Contract, other than in the ordinary course of business;

(vii) make any material change in its Tax or accounting practices, other than any change required by GAAP or any Legal Requirement, make, change or revoke any Tax election, amend any Tax Return, settle or compromise any Tax claim or liability or enter into a settlement or compromise, except to the extent such election, amendment, settlement, compromise, or change (A) is in connection with a combined Tax Return or (B) does not materially increase any obligations of the Company or any Subsidiary thereof with respect to Taxes for a post-Closing period or affect any Tax attribute of the Company or any Subsidiary thereof for a post-Closing period and only with Buyer’s prior written consent;

(viii) acquire any business, whether by merger, consolidation, purchase of assets or equity interests or any other manner;

(ix) make any material increase in the cash compensation of any employee, other than the Sale Bonuses, salary raises, bonuses and other changes in compensation in the ordinary course of business;

(x) make any material change to any of the Benefit Plans, other than any changes in the ordinary course of business or required by any Legal Requirement; or

(xi) commit to do any of the foregoing.

5.3. Exclusivity.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Company and each Seller shall not, nor shall the Company or any Seller directly or indirectly, through any officer, director, employee, representative or agent thereof, (a) solicit or encourage the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of all or substantially all of the assets of, or sales of capital stock or other securities of the Company or its Subsidiaries, whether or not in writing and whether or not delivered to the shareholders of the Company generally (including by way of a tender offer), or similar transactions involving the Company or its Subsidiaries (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”) or (b) negotiate with respect to or effect any transaction contemplated by an Acquisition Proposal.  The Company shall promptly notify the Buyer after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any Seller in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or that informs the board of directors of the Company that the Person making the request is considering making or has made an Acquisition Proposal.  Such notice to the Buyer shall be made promptly orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.  Subject to their fiduciary duties, so long as this Agreement remains in effect and has not been terminated, the board of directors of the Company shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Buyer the approval or recommendation by such board of this Agreement, the agreements contemplated herein or the transactions contemplated hereby, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal (other than as contemplated in this Agreement) or (iii) approve or authorize the entering into any agreement with respect to any Acquisition Proposal (other than as contemplated in this Agreement).  From the date of this Agreement until the Closing Date or earlier termination of this Agreement, no Seller will sell or otherwise transfer, or grant any option to purchase, any of such Seller’s Shares to a third party.

5.4. Third Party Consents and Governmental Approvals.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement:

(a) The Company shall use commercially reasonable efforts to obtain, as promptly as practicable, all third party consents which are listed on Schedule 2.5 and marked with an asterisk.

(b) The Buyer and the Company shall (i) cooperate fully and use their best efforts to obtain all governmental and regulatory approvals necessary to consummate the transactions contemplated by this Agreement as promptly as practicable; (ii) on or prior to November 21, 2012, make all required filings under the HSR Act and each other antitrust Legal Requirement applicable to the transactions contemplated by this Agreement that requires a filing prior to the Closing; (iii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any such filing; (iv) inform the other promptly of any communication made by or on behalf of such party to (including permitting the other party to review such communication in advance), or received from, any Governmental Authority relating to this Agreement or the transactions contemplated hereby; (v) to the maximum extent permitted by any Legal Requirement, furnish the other party with copies of all substantive or otherwise material correspondence, filings, and written communications between such party and its Affiliates or their respective representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the transactions contemplated hereby; (vi) not participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to this Agreement or the transactions contemplated hereby unless it consults with the other in advance, and to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate thereat; and (vii) use their commercially reasonable efforts to resolve any concerns raised by any Governmental Authority and to take promptly any and all actions necessary or advisable to avoid each and every impediment under any antitrust Legal Requirement to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable.  The Buyer will be responsible for payment of all filing and other fees associated with obtaining such approvals.

(c) The Company shall obtain all consents required, if any, to the Real Property Lease(s) at Closing (the “Lease Consent(s)”) and estoppel certificates from the landlord under each Real Property Lease (the “Estoppel Certificate(s)”), which Lease Consent(s) and Estoppel Certificate(s) may be set forth in a combined certificate in the form attached hereto as Exhibit 5.4(c) or in separate instruments in forms reasonably acceptable to Buyer that together contain all the substantive provisions set forth in Exhibit 5.4(c).  In addition, to the extent requested by Buyer, the Company shall use commercially reasonable efforts to obtain Subordination and Non-Disturbance Agreements from third party landlords (and master landlords, where a Seller is a sublessee) and their lenders with respect to all Real Property Leases in form reasonably satisfactory to Buyer in instances where a third party holds a superior mortgage on the property that is the subject of the Real Property Lease (the “SNDA(s)”).  The Company shall be responsible for any payments required by the Real Property Lease(s) or the landlords, master landlords or their lenders in connection with obtaining any Lease Consent(s), Estoppel Certificate(s) or SNDA(s).

5.5. Further Assurances.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the parties agree to act in good faith and use all commercially reasonably efforts to satisfy the conditions specified in this Agreement necessary to consummate the transactions contemplated hereby.  The Sellers, on the one hand, and the Buyer, on the other hand, at any time after the Closing Date, will promptly execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer, reasonably requested by the other parties and necessary to comply with the representations, warranties and covenants contained herein and will take any action consistent with the terms of this Agreement that may reasonably be requested by the other parties to accomplish the purposes of and the transactions contemplated by this Agreement and the documents executed in connection therewith.

5.6. Updates to Schedules.

(a) The Company shall have the right to supplement the Schedules to this Agreement prior to the Closing to reflect any and all events, circumstances or changes that arise or become known to the Company after the date of this Agreement by delivery to the Buyer of one or more supplements (each, a “Disclosure Supplement”).

(b) Unless the existence of any matter set forth in a Disclosure Supplement (a “New Matter”) would have a Company Material Adverse Effect, the applicable Schedule(s) shall be deemed amended and supplemented by all information set forth in such Disclosure Supplement, each of the representations and warranties made in this Agreement shall be deemed qualified by the Disclosure Supplements, and no Buyer Indemnified Party shall make any claim in respect of the information disclosed in the Disclosure Supplements.

(c) If the existence of any New Matter would have a Company Material Adverse Effect, the Buyer shall have the right under Section 8.1(b) either to (i) terminate this Agreement by written notice to the Company within five (5) business days after receipt of the Disclosure Supplement that includes the New Matter, or (ii) to consummate the transactions contemplated by this Agreement.  If the Buyer elects to consummate the transactions contemplated by this Agreement, the applicable Schedule(s) shall be deemed amended and supplemented by all information set forth in such Disclosure Supplement, each of the representations and warranties made in this Agreement shall be deemed qualified by the Disclosure Supplements, and no Buyer Indemnified Party shall make any claim in respect of the information disclosed in the Disclosure Supplements.

5.7. Tax Returns and Reporting.

(a)

(i) The Company’s tax year will end on the Closing Date.  The Buyer will prepare and file, or cause to be prepared and filed, all Tax Returns of the Company and/or any of its Subsidiaries for any period or partial period ending on or prior to the Closing Date (the “Pre-Closing Tax Period”) that are required to be filed after the Closing Date.  Such Pre-Closing Tax Period Tax Returns shall be prepared and filed in a manner consistent with the past practice of the Company and its Subsidiaries, except as otherwise required by any Legal Requirement.  To the extent not paid on or prior to the Closing Date, Buyer shall cause the Company to pay and discharge all Taxes shown to be due on such Pre-Closing Tax Returns before the same shall become delinquent and before penalties accrue thereon.  To the extent that such Tax Returns have not been filed on or prior to the Closing Date, the Buyer shall permit the Sellers’ Agent and its representatives to review and comment on each such Pre-Closing Tax Period Tax Return at least thirty (30) days prior to filing date and shall make such revisions to such Tax Returns as are reasonably requested by Sellers’ Agent and its representatives.  After the Closing, all refunds or other amounts received by the Buyer, the Company or any Subsidiary in respect of Pre-Closing Tax Periods shall be retained by the Buyer or the Company.  No such amounts shall be used or applied to pay Taxes that may be due in respect of any subsequent period.  Except as required by any Legal Requirement, neither the Buyer nor the Company shall amend the Tax Returns of the Company or any Subsidiary in respect of Taxes paid prior to the Closing or in respect of any period or partial period ending prior to or including the Closing without the prior written consent of the Sellers’ Agent, which such consent shall not be unreasonably withheld, and the Buyer, the Company and the Subsidiaries will cause any such Tax Returns to be amended in the manner requested by the Sellers’ Agent, as long as any such amendment does not materially adversely affect the Buyer, the Company or any Subsidiary.  To the extent that the amount of such Taxes so payable by the Company exceeds the amount of (i) any Taxes attributable to such period paid by the Company prior to the Closing, (ii) the amount of Tax reserves attributable to such period in the Financial Statements or (iii) the amount of any adjustment for Taxes attributable to such period made pursuant to Section 1.7(d), the amount of such excess shall be deemed to be an indemnifiable Loss pursuant to Article VII.  Any offset and/or payment under this Section 5.7 shall be treated as an increase or decrease to the Purchase Price for tax purposes, as applicable.

(ii) The Buyer shall prepare and timely file, or cause to be timely prepared and filed, all Tax Returns of the Company and/or any of its Subsidiaries for the Straddle Period (as defined herein).  Buyer shall cause the Company to pay and discharge all Taxes shown to be due on such Straddle Period Tax Returns before the same shall become delinquent and before penalties accrue thereon.  For purposes of this Agreement, in the case of any Taxes of the Company and/or any of its Subsidiaries that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date (the “Straddle Period”), the portion of such Taxes which relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income, gains or receipts (including sales and use Tax), or employment or payroll Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date, and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income, gains or receipts (including sales and use Tax), or employment or payroll Taxes, be deemed equal to the amount which would be payable if the Straddle Period ended on the Closing Date.  Any credits relating to the Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period in a manner consistent with the apportionment of the Taxes subject to clause (i) above.  The Buyer shall permit the Sellers’ Agent and its representatives to review and comment on each such Tax Return for any period or partial period within the Straddle Period and ending prior to the Closing at least thirty (30) days prior to filing date and shall make such revisions to such Tax Returns as are reasonably requested by Sellers’ Agent and its representatives.  To the extent that the amount of Taxes so payable by the Company attributable to the portion of the Straddle Period that ends on and includes the Closing Date exceeds the amount of (i) any Taxes paid by the Company attributable to such period prior to the Closing, (ii) the amount of Tax reserves attributable to such period in the Financial Statements or (iii) the amount of any adjustment for Taxes attributable to such period made pursuant to Section 1.7(d), the amount of such excess shall be deemed to be an indemnifiable Loss pursuant to Article VII.

(b) The parties hereto agree and acknowledge that any deductions or other Tax benefits arising from the payment of the Sale Bonuses shall inure to the benefit of the Sellers and shall be treated for income Tax purposes as being attributable to a taxable period (or the portion of a taxable period) ending on or before the Closing Date.

(c) Each Seller shall be responsible for the preparation and filing (and all costs related thereto) of all Tax Returns (including any documentation related thereto) with respect to any transfer, documentation, sales, use, stamp, registration, or similar Taxes in connection with the transfer of its Shares.  Each Seller shall pay and indemnify the Buyer for any such Taxes.

5.8. Directors’ and Officers’ Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (each, a “Proceeding”), in which any Person who is now, or has been at any time prior to the Closing, a director, officer or Affiliate of the Company or any of its Subsidiaries (the “D&O Indemnified Persons”) is, or is threatened to be, made a party or witness thereto based in whole or in part on the fact that such Person is or was a director, officer or Affiliate of the Company or any of its Subsidiaries, whether in any case asserted or arising before, on or after the Closing, the Company and its Subsidiaries shall indemnify and hold harmless such D&O Indemnified Person from and against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each D&O Indemnified Person to the fullest extent permitted by law), judgments, fines and amounts paid in settlement incurred in connection with or arising out of such Proceeding to the extent set forth in any Company Organizational Document, organizational documentation of any Subsidiary or as otherwise required by any Legal Requirements in effect as of the date hereof.  Notwithstanding anything contained herein to the contrary, in no event shall the preceding sentence or other indemnification obligation of the Company or any of its Subsidiaries to indemnify the D&O Indemnified Persons restrict, limit or otherwise affect any Buyer Indemnified Party’s rights to indemnification therefor as set forth in this Agreement.

(b) An Indemnified Person shall notify the Company of the existence of a Proceeding for which such Indemnified Person is entitled to indemnification hereunder as promptly as reasonably practicable after such Indemnified Person learns of such Proceeding; provided, that the failure to so notify shall not affect the obligations of the Company and its Subsidiaries under this Section 5.8 except to the extent such failure to notify actually prejudices the Company.  The Indemnified Person and the Company and its Subsidiaries shall cooperate fully with each other in connection with the defense of any Proceeding.  No settlement of a Proceeding may be made by the Company or any Subsidiary without the Indemnified Person’s consent, except for a settlement that requires no more than a monetary payment for which the Indemnified Person is fully indemnified and that does not require the admission of liability.

(c) The Buyer shall, or shall cause the Company to, maintain any Company directors’ and officers’ liability insurance, including any so called “tail” for such directors’ and officers’ liability insurance, covering Persons who are then covered by such insurance but only to the extent and for the term that such insurance has been fully paid by the Company at the time of Closing.  For the avoidance of doubt, the Buyer shall not be obligated to renew, obtain a “tail” or otherwise extend any such directors’ and officers’ liability insurance following the Closing.

(d) The provisions of this Section 5.8 are intended to be for the benefit of, and enforceable by, each Indemnified Person and such Indemnified Person’s estate, heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Person or such Indemnified Person’s estate, heirs and representatives may have under the Company Organizational Documents, the respective organizational documents of the Subsidiaries, any Legal Requirement, any contract or otherwise.

5.9. Books and Records; Post-Closing Access to Information.  Following the Closing, if reasonably requested by the Sellers’ Agent, the Buyer and/or Company shall permit the Sellers’ Agent and its representatives access, upon reasonable notice and during normal business hours, to (a) the books and records of the Company and its Subsidiaries, and (b) employees, advisors, consultants and other personnel of the Company and its Subsidiaries, in each case in connection with the determination of the Closing Purchase Price pursuant to Section 1.7, any claim for indemnification pursuant to Section 7.2 (or any dispute relating thereto) or with the preparation of the Sellers’ Tax Returns.  Any such access shall at all times be managed by and conducted through those representatives of the Buyer and/or Company identified by the Buyer, and shall be subject to such additional limitations as the Buyer may reasonably require to prevent the disruption of the business of the Company or any Subsidiary, the disclosure of any confidential or legally privileged information, and/or the disclosure or use of any personal information other than in compliance with applicable privacy laws.  In the event of any litigation or threatened litigation between the parties relating to this Agreement or the transactions contemplated hereby, the covenants contained in this Section 5.9 shall not be considered a waiver by any party of any right to assert the attorney-client privilege or any similar privilege.

5.10. Benefit Plans.  To the maximum extent permitted by law, for the purposes of any of the employee benefit and compensation plans, programs, policies and arrangements of the Buyer (collectively, the “Buyer’s Plans”) for which eligibility or vesting of benefits depends on length of service, and for any benefit for which the amount or level of benefits depends on length of service, the Buyer shall give (or cause to be given) to each employee full credit for past credited service with the Company and/or its Subsidiaries as of and through the Closing Date (“Prior Service”) under the plans, programs, policies and arrangements of the Company and its Subsidiaries in effect on the date of this Agreement (collectively, the “Company Plans”).  In addition, to the maximum extent permitted by law, each employee (a) shall be given credit for Prior Service for purposes of eligibility to participate, satisfaction of any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations; (b) shall be given credit for amounts paid under a corresponding Company Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Buyer’s Plans; and (c) shall be eligible to receive under the Buyer’s Plans such periods of vacation leave, sick leave, personal days, holidays and other similar periods of leave as were accrued and available to the employee under the Company Plans immediately prior to the Closing.

5.11. Noncompetition.

(a) This Section 5.11 shall not apply to the TA Associates Entities, Madison Capital Funding LLC or any of their respective Affiliates or to any non-management Sellers or directors who are listed on Schedule 5.11(a).

(b) In consideration of (i) each Seller’s intimate knowledge of the Company and its Subsidiaries’ Confidential Information, (ii) the Buyer’s agreement to consummate the transactions contemplated by this Agreement conditioned on each Seller’s agreement to abide by the covenants contained herein, and (iii) the Buyer’s payment of the Purchase Price, during the period from the Closing until the expiration of the applicable Noncompetition Period, no Seller will, directly or indirectly, own, manage, operate, control, invest in or acquire an interest in, or otherwise engage or participate (whether as a stockholder, partner, member, manager, employee, consultant, joint-venturer, investor, agent, sales representative, broker or other owner or participant) in any Person, other than the Buyer, the Company or a Subsidiary, that engages in or assists any other Person to engage in the development, manufacturing, marketing and sale of branded and generic pharmaceutical products, whether prescription or over-the-counter, anywhere in North America, the European Union, Brazil, China or Japan (the “Market”), without regard to (A) whether such Person has its office or other business facilities within the Market, (B) whether any of the activities of the Company or its Subsidiaries occur or are performed within the Market or (C) whether the Company or its Subsidiaries resides, or reports to an office, within the Market.  In consideration of the matters set forth above, and in addition to the foregoing, during the Noncompetition Period, no Seller will, directly or indirectly:

(i) solicit or endeavor to entice away from the Company or a Subsidiary, or interfere with the business relationship of the Company or a Subsidiary with, any Person who is then an employee, consultant, subcontractor or sales representative of the Company or a Subsidiary;

(ii) solicit or endeavor to entice away from the Company or a Subsidiary, endeavor to reduce the business conducted with the Company or a Subsidiary by, attempt to induce to terminate any contract with the Company or a Subsidiary or otherwise interfere with the business relationship of the Company or a Subsidiary with, any Person who is a customer or client of, supplier, vendor, lessor, lender or service provider to, or other Person having business relations with, the Company or a Subsidiary; or

(iii) denigrate or in any manner undertake to discredit the Buyer, the Company or any Affiliate (or any successors thereof) or any other Person associated with the transactions contemplated by this Agreement.

If the length of time, type of activity, geographic area or other restrictions set forth in the restrictions of this Section 5.11(b) are deemed unreasonable in any court proceeding, the parties hereto agree that the court may reduce such restrictions to ones it deems reasonable to protect the substantial investment by the Buyer, Company and their Affiliates in their respective businesses and the goodwill attached thereto.  Except as so modified by such court, any such reduction shall in no way affect the validity or enforceability of such restrictions.  If any provision cannot herein be modified, it shall be excised from this Agreement without affecting the validity, legality or enforceability of any of the remaining provisions of this Agreement.

(c) The Sellers acknowledge that any breach or threatened breach of the provisions of Section 5.11(b) may cause irreparable injury to the Buyer and the Company and its Subsidiaries for which an adequate monetary remedy may not exist.  Accordingly, in the event of any such breach, the Company shall be entitled, in addition to the exercise of other remedies, to seek injunctive and other equitable relief, without necessity of posting a bond, restraining the Sellers from committing such breach.  The right provided under this Section shall be in addition to, and not in lieu of, any other rights and remedies available to the Buyer and the Company.  The prevailing party in any legal action to interpret, determine or enforce its rights under Section 5.11(b) shall be entitled to recover all of its costs and expenses in connection therewith, including reasonable attorneys’ fees.

(d) Each Seller to whom this Section 5.11 applies (a) has carefully read and understands all of the provisions of this Agreement and has had the opportunity for this Agreement to be reviewed by counsel and (b) acknowledges that the duration, geographical scope and subject matter of Section 5.11(b) are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets and Confidential Information of the Company and its Subsidiaries, and (c) in the case of individual Sellers, will be able to earn a satisfactory livelihood without violating this Agreement.

5.12. Termination of Certain Agreements.  Effective as of the Closing, the Stockholders Agreement and the Registration Rights Agreement among the Company and certain of the Sellers dated as of November 26, 2003 shall terminate and be of no further force or effect.

5.13. Debt Financing Commitment.

(a) The Buyer agrees to use its commercially reasonable efforts to (i) satisfy on a timely basis all terms and conditions set forth in the Debt Commitment Letter that are applicable to the Buyer, (ii) enter into definitive agreements with respect to the Debt Financing on terms and conditions substantially in accordance with the Debt Commitment Letter and (iii) consummate the Debt Financing no later than the Closing.

(b) The Buyer agrees to notify the Company promptly if at any time prior to the Closing Date (i) the Debt Commitment Letter shall expire or be terminated for any reason, or (ii) the Debt Financing Source notifies the Buyer in writing that such source no longer intends to provide financing to the Buyer on the terms set forth therein.  The Buyer shall not, without the written consent of the Company, amend, alter or replace, or agree to amend, alter or replace, the Debt Commitment Letter if such amendment, alteration or replacement (i) reduces the aggregate amount of the Debt Financing, unless the Buyer can demonstrate to the reasonable satisfaction of the Company that it has funds available to it from other sources, or (ii) imposes new or additional material conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (x) materially delay or prevent the Closing Date, or (y) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) materially less likely to occur; provided that the Buyer may amend or replace the Debt Commitment Letter to add lenders, lead arrangers, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof.

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, the Buyer shall promptly notify the Company and shall use its commercially reasonable efforts to arrange to obtain a new debt financing commitment from alternative debt sources on terms and conditions no less favorable, in the aggregate, to the Buyer and in an amount sufficient to consummate the transactions contemplated hereby at the Closing promptly following the occurrence of such event.  The Buyer shall promptly deliver to the Company complete and correct copies of all agreements pursuant to which any such alternative source shall have committed to provide the Buyer with any portion of the Debt Financing.  For purposes of this Section 5.13 and Section 4.6, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted by this Section 5.13 to be amended, altered or replaced and references to “Debt Commitment Letter” shall include such documents as permitted by this Section 5.13 to be amended, altered or replaced, in each case from and after such amendment, alteration or replacement.

(d) Prior to the Closing, the Company agrees to provide, and shall use its commercially reasonable efforts to cause the officers, employees and advisors (including legal and accounting advisors) of the Company to provide, to the Buyer all cooperation reasonably requested by the Buyer in connection with (i) the Debt Financing and the other transactions contemplated hereby and thereby and (ii) the Buyer’s satisfaction of the conditions in the Debt Commitment Letter, including (A) participation in meetings, presentations, road shows, drafting sessions and sessions with rating agencies, including direct contact between senior management and representatives and advisors of the Company and its Subsidiaries and the Debt Financing Source and potential lenders and investors in the Debt Financing, (B) assisting with the preparation of materials for rating agencies and rating agency presentations, lender and investor presentations and similar documents required in connection with the Debt Financing, and providing reasonable and customary authorization letters to the Debt Financing Source authorizing the distribution of information to prospective lenders and containing customary information, (C) preparing and furnishing the Buyer and the Debt Financing Source with all required financial information and assisting, and using commercially reasonable efforts to cause accounting advisors of the Company to assist, in the preparation of pro forma financial statements reasonably requested by the Buyer and the Debt Financing Source, (D) preparing and furnishing to the Buyer and the Debt Financing Source as promptly as practicable all other information and disclosures relating to the Company and its Subsidiaries (including its businesses, operations, financial projections and prospects) as may be reasonably requested by the Buyer, (E) obtaining accountants’ comfort letters and consents, as reasonably requested by the Buyer and (F) using commercially reasonable efforts to obtain such consents, approvals, authorizations, certificates and instruments from, and to make all necessary registrations, notifications and filings with, any Person or Governmental Authority which may be reasonably requested by the Buyer in connection with the Debt Financing and collateral arrangements.

5.14. Inventory; Returns.  The Company will maintain channel and warehouse inventory at levels consistent with normal business practices and consistent with its business plan that has been provided to the Buyer between the date of this Agreement and the Closing Date.  If an increased rate in the sale of inventory arises due to an event of material significance or not in the ordinary course of business the Company will advise the Buyer of such event in a timely manner.  Such advice is for informational purposes only and Buyer shall have no authority to approve or disapprove in relation to any sale of inventory, subject to Section 5.2.

5.15. Release.  Effective as of Closing, each Seller voluntarily, knowingly, unconditionally and irrevocably, on behalf of himself, herself or itself and his or her spouse (if applicable), heirs, successors, assigns, executors, personal representatives, beneficiaries, trusts and any other Person having a claim through or on behalf of such Seller (the “Releasing Parties”), fully and completely releases and forever discharges the Buyer, the Company, the Subsidiaries and their respective officers, directors, managers, employees, agents and Affiliates (the “Released Parties”) from any and all actions, agreements, amounts, claims, damages, expenses, liabilities and obligations of every kind, nature or description, known or unknown, arising or existing at or prior to the Closing relating to or otherwise connected with the Company and the Subsidiary  (each a “Released Claim”), except for (a) any rights of the Seller under this Agreement and any agreement with the Buyer or any of its Affiliates entered into pursuant to this Agreement, (b) to the extent that such Seller served as an officer or director of the Company or its Subsidiaries, any obligations of the Company or its Subsidiaries under their articles of organization or bylaws with respect to indemnification of such Seller in his or her capacity as a director or officer,  (c) to the extent that such Seller served as an officer or director of the Company or its Subsidiaries, any benefits under a directors and officers insurance policy maintained by the Company or any Subsidiary for the benefit of its directors and officers or (d) to the extent that such Seller served as an employee of the Company or its Subsidiaries, any accrued but unpaid compensation or benefits at the time of Closing.  Each Seller represents and warrants to the Released Parties that such Seller has not transferred, assigned or otherwise disposed of any part of or interest in any Released Claim.  Each Seller, for such Seller and on behalf of the Releasing Parties, irrevocably covenants that neither the Seller nor any of the Releasing Parties will, directly or indirectly, sue, commence any proceeding against, or make any demand upon the Released Parties in respect of any Released Claim.

5.16. No Trading in Buyer Securities. Neither the Company nor any Seller shall, and such parties shall instruct their respective employees, officers, directors, shareholders, representatives and agents having knowledge of the transactions contemplated by this Agreement not to, directly or indirectly purchase, sell or in any way trade in the securities (including common stock, options or other derivatives) of the Buyer from the Closing Date until three (3) business days following the date of the public announcement of the Closing.

5.17. Leased Real Properties.  The Company shall pay all rents due under the Real Property Lease(s) for the month in which Closing occurs (subject to Buyer’s obligation to reimburse the Company for Buyer’s prorated share of such costs pursuant to this Section).  Further, if any other Taxes, expenses and charges under the Real Property Lease(s) cannot be determined on the Closing Date, the proration shall be based on the latest available information, with an ultimate adjustment to be made promptly when actual amounts are available.  To the extent the "tenant" is responsible for the payment of any real estate and ad valorem taxes pursuant to the terms of any Real Estate Lease(s), the Company shall bear all real estate and ad valorem taxes with respect to the properties covered by the Real Property Lease(s) (the “Leased Real Properties”) for all years prior to the year in which the Closing occurs.

5.18. Registration Rights.

(a) Registration on Form S-3. The Buyer shall, (a) within thirty-four (34) calendar days following the Closing Date, file a registration statement on Form S-3 covering the resale of the shares of Buyer Common Stock included in the Stock Consideration and the Milestone Shares and (b) thereafter use its commercially reasonable efforts to cause such registration statement to become effective under the Securities Act as promptly as possible; provided, however, that the Buyer shall not be obligated to effect any such registration if Form S-3 is not available for such offering by the Sellers.  Following such registration statement becoming effective, the Buyer shall (i) use commercially reasonable efforts to keep such registration statement effective for a period of up to two (2) years thereafter or, if earlier, until the distribution contemplated in such registration statement has been completed, (ii) prepare and file with the U.S. Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement and (iii) furnish to the Sellers such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the Sellers may reasonably request in order to facilitate the disposition of such shares of Buyer Common Stock owned by the Sellers.  It shall be a condition precedent to the obligations of the Buyer to take any action pursuant to this Section 5.18 with respect to such shares of Buyer Common Stock owned by any Seller that such Seller shall furnish to the Buyer, within a reasonable period of time prior to the date on which the Buyer is required to file the registration statement described in Section 5.18(a), such information regarding himself, herself or itself, such shares of Buyer Common Stock held by it, and the intended method of disposition of such securities as shall be required to effect the registration thereof (including, without limitation, the information requested in the Selling Stockholder Questionnaire in substantially the form attached hereto as Exhibit 5.18(a) (the “Selling Stockholder Questionnaire”)).  The Buyer shall pay all expenses incurred in connection with the preparation and filing of such registration statement, including all registration and filing fees and printer, legal and accounting fees related thereto.

(b) Penalty for Failure to Register.  If the Buyer fails to comply with Section 5.18(a) on a timely basis, the Buyer will pay to the Sellers an amount equal to (i) the number of shares of Buyer Common Stock issued to the Sellers pursuant to the terms of this Agreement as of such date multiplied by (ii) an amount equal to (A) the Signing VWAP (or the Milestone VWAP in the case of any Milestone Shares), minus (B) the price at which each Seller’s shares of such Buyer Common Stock are ultimately sold, provided that such shares are sold at market price in the public market, or, to the extent such shares have not been sold by the date that is six (6) months following the Closing Date (or the date of the Milestone Event in the case of any Milestone Shares), the volume-weighted average price of a share of Buyer Common Stock as reported on the NYSE Amex for the thirty (30) trading days prior to the date that is six (6) months following the Closing (or the date of the Milestone Event in the case of any Milestone Shares).  For the avoidance of doubt, if the Signing VWAP or the Milestone VWAP, as the case may be, is less than the amount set forth in Section 5.18(b)(ii)(B) above, the Buyer shall have no obligation to make any payments to the Sellers under this Section 5.18(b).  Notwithstanding anything contained in this Section 5.18(b) to the contrary, if the Buyer files such registration statement contemplated by Section 5.18(a) prior to the issuance of Milestone Shares and such registration statement covers the resale of Milestone Shares thereafter issued, the Buyer shall have no obligation to make any payments to the Sellers with respect to such Milestone Shares under this Section 5.18(b).

(c) Piggyback Registration.  If at any time between the Closing and December 31, 2013 the Buyer proposes to register for sale to the public under the Securities Act both (i) for its own account any other securities not already so registered and (ii) for the account of any stockholder of the Buyer who is an officer or director of the Buyer (an “Insider”) any securities of the Buyer held by such Insider (other than (i) a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act is applicable or (ii) a registration statement on Form S-4, Form S-8 or another form not available for registering the Stock Consideration and Milestone Shares for sale to the public by the Sellers), each such time it will give written notice to the Sellers’ Agent of its intention to do so.  Upon the written request of the Sellers’ Agent (given within twenty (20) days after receipt by the Sellers’ Agent of such notice) setting forth the names of the Sellers who wish to sell and the respective number of shares such Sellers wish to have registered, the Company shall use its commercially reasonable efforts to cause such Stock Consideration and Milestone Shares of the Sellers to be registered therewith under the Securities Act and qualified for sale under any state securities or “blue sky” law on a pro rata basis based on the amount of securities proposed to be registered for the account of Insiders or in such other amount as the Sellers and the Buyer mutually agree, all to the extent required to permit such sale or other disposition of such Stock Consideration and Milestone Shares.

5.19. Additional Buyer Common Stock Matters.

(a) If any Seller who holds shares of Buyer Common Stock issued pursuant to this Agreement (the “Subject Buyer Stock”) desires to sell, assign, transfer or otherwise dispose of 10,000 or more shares of Subject Buyer Stock within a period of any sixty (60) consecutive days, such Seller agrees that he, she or it shall provide at least two (2) trading days’ prior written notice to the Buyer of his, her or its intention to do so and specifying the number of shares of Subject Buyer Stock proposed to be sold or otherwise transferred in such period.  In the event such Seller does not sell such shares within such period, then such Seller must first comply with the provisions of this Section 5.19(a) prior to any subsequent sale of such shares of Subject Buyer Stock.  At the end of the Put Option Period applicable to any Subject Buyer Stock, the notice requirement set forth in this Section 5.19 shall expire with respect to such Subject Buyer Stock.

(b) During the period (i) commencing on the first (1st) anniversary of the issuance of (A) shares of Buyer Common Stock included in the Stock Consideration or (B) shares of Buyer Common Stock in satisfaction of a Milestone Payment as set forth in Section 1.4(d) (the “Milestone Shares”), as the case may be (collectively, the “Put Shares”), and (ii) ending at 5:00 p.m., Central Daylight Time, on the date that is thirty (30) days following the first (1st) anniversary of such issuance (the “Put Option Period”), any Seller who then holds Put Shares shall have the right (the “Put Right”) to require the Buyer to purchase all or any portion of the Put Shares at a price equal to fifty percent (50%) of the Signing VWAP, in the case of Stock Consideration, or the Milestone VWAP, in the case of the Milestone Shares.  In the event that any Seller desires to exercise his, her or its Put Right with respect to Put Shares, such Seller shall notify the Buyer in writing (the “Put Notice”), within the applicable Put Option Period, of his, her or its intention to do so, specifying the number of Put Shares to be sold to the Buyer and provide that such Put Shares shall be sold to the Buyer, free and clear of any and all Liens.  The closing of a purchase and sale of such Put Shares shall take place at the principal executive offices of the Buyer on the later of (i) the business day following the expiration of the applicable Put Option Period or (ii) three (3) business days following delivery of the Put Notice to the Buyer, at which time such Seller shall deliver to the Buyer the stock certificate or certificates representing the Put Shares sold (duly endorsed, accompanied by a duly executed stock power or assignment or other applicable form necessary to effect transfer of ownership to the Buyer) against such Seller’s receipt of payment of the purchase price therefor.

5.20. Financial Statements.  The Sellers and the Company shall use commercially reasonable efforts to cause the Company’s independent auditors to furnish their consent to the inclusion of the audited Financial Statements and the auditor’s reports with respect thereto in any applicable filings of the Buyer as required by the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules of the U.S. Securities and Exchange Commission promulgated thereunder.  Buyer will bear all costs of the foregoing.

ARTICLE VI
CONDITIONS TO CLOSING

6.1. Conditions Precedent to the Buyer’s Obligations.  The obligation of the Buyer to consummate the transactions contemplated by this Agreement is expressly subject to the fulfillment or express written waiver signed by the Buyer of the following conditions on or prior to the Closing Date:

(a) Representations and Warranties True.  The representations and warranties of the Company contained in ARTICLE II shall be true and correct in all material respects (except in the case of representations and warranties containing a materiality qualification, in which case such representations and warranty shall be true and correct in all respects) as though made at and as of the Closing except (i) to the extent that any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be true and correct as of such date) and (ii) for changes resulting from any acts or omissions expressly required by this Agreement or consented to in writing by the Buyer.  The representations and warranties of the Sellers contained in ARTICLE III shall be true and correct in all material respects as though made at and as of the Closing.

(b) Covenants Performed.  The Company shall have performed in all material respects, on or before the Closing Date, all obligations contained in this Agreement that by the terms hereof are required to be performed by it on or before the Closing Date.

(c) Compliance Certificate.  The Buyer shall have received a certificate signed by an officer of the Company certifying as to the matters set forth in Sections 6.1(a) and (b).

(d) Required Consents.  All of the approvals and consents listed on Schedule 2.5 and marked with an asterisk shall have been obtained.

(e) Escrow Agreement.  The Sellers’ Agent and the Escrow Agent shall have entered into the Escrow Agreement.

(f) HSR Act.  The waiting period under the HSR Act applicable to the transactions contemplated hereby shall have expired or been terminated.

(g) No Injunction.  There shall not be any order of any court or Governmental Authority restraining or invalidating the transactions which are the subject of this Agreement.

(h) Section 1.3 Deliverables.  The Company shall have delivered the certificates and other deliverables required by Section 1.3(b).

(i) Instruments of Transfer.  The Sellers shall have delivered to the Buyer original certificates representing all Shares, along with instruments of transfer sufficient to transfer title of the Shares, to the Buyer, in a form reasonably satisfactory to the Buyer.

(j) Officer’s Certificate.  The Buyer shall have received a certificate signed by an officer of the Company certifying as of the Closing Date to (i) true and correct copies of the resolutions of the board of directors of the Company authorizing the transactions contemplated by this Agreement and the execution, delivery and performance by the Company of this Agreement and the other documents contemplated hereby, (ii) true and correct copies of the Articles of Incorporation and bylaws of the Company, and (iii) the incumbency of those officers authorized to execute this Agreement and the other documents and agreements contemplated by this Agreement to be executed by the Company.

(k) Lease Consent(s)/Estoppel Certificate(s).  The Company shall have delivered to the Buyer a Lease Consent for each Real Property Lease and an Estoppel Certificate from each landlord under each Real Property Lease for which the Company is a tenant or lessee, each in a form contemplated by Section 5.4(c).

(l) Resignations.  The Buyer shall have received resignations from all positions as officer or director of the Company and its Subsidiaries as the Buyer has requested, and each such Seller shall provide such executed documents as may be reasonable requested by the Buyer to relinquish all signatory authority with respect to Company bank and other accounts.

(m) No Company Material Adverse Effect.  As of the Closing, there shall not have occurred any Company Material Adverse Effect.

(n) Opinion.  The Buyer shall have received an opinion of counsel to the Company and the Sellers, in a form acceptable to the Buyer.

(o) Good Standing.  The Buyer shall have received as of a date within three (3) days prior to the Closing Date, for each of the Company and its Subsidiaries, a good standing certificate (or its equivalent) issued by the appropriate Governmental Authority in the jurisdiction of incorporation and a good standing certificate (or its equivalent) issued by each other applicable jurisdiction where such entity is qualified or licensed to transact business.

(p) Debt Financing.  The Buyer shall have obtained the Debt Financing.

6.2. Conditions Precedent to the Company’s and Sellers’ Obligations.  The obligation of the Company and the Sellers to consummate the transactions contemplated by this Agreement is expressly subject to the fulfillment or express written waiver signed by the Sellers’ Agent of the following conditions on or prior to the Closing Date:

(a) Representations and Warranties True.  Each of the representations and warranties of the Buyer contained in ARTICLE IV shall be true and correct in all material respects as though made at and as of the Closing.

(b) Obligations Performed.  The Buyer shall have performed in all material respects, on or before the Closing Date, all obligations contained in this Agreement that by the terms hereof are required to be performed by the Buyer on or before the Closing Date.

(c) Compliance Certificate.  The Company and the Sellers’ Agent shall have received a certificate signed by an authorized officer of the Buyer certifying as to the matters set forth in Sections 6.2(a) and (b).

(d) Required Consents.  All of the approvals and consents listed on Schedule 2.5 and marked with an asterisk shall have been obtained.

(e) Escrow Agreement.  The Buyer and the Escrow Agent shall have entered into the Escrow Agreement.

(f) Officer’s Certificate.  The Sellers’ Agent shall have received a certificate signed by an officer of the Buyer certifying as of the Closing Date to (i) true and correct copies of the resolutions of the board of directors of the Buyer authorizing the transactions contemplated by this Agreement and the execution, delivery and performance by the Buyer of this Agreement and the other documents contemplated hereby and (ii) the incumbency of those officers authorized to execute this Agreement and the other documents and agreements contemplated by this Agreement to be executed by the Buyer.

(g) HSR Act.  The waiting period under the HSR Act applicable to the transactions contemplated hereby shall have expired or been terminated.

(h) No Injunction.  There shall not be any order of any court or Governmental Authority restraining or invalidating the material transactions which are the subject of this Agreement.

(i) Closing Cash Payments.  The Buyer shall have made the Closing Cash Payments in accordance with Section 1.4(a).

(j) Stock Consideration.  The Buyer shall have delivered irrevocable instructions to its transfer agent to issue the Stock Consideration to the Sellers in accordance with Section 1.4(b).

ARTICLE VII
SURVIVAL; INDEMNIFICATION

7.1. Survival.  The representations and warranties contained in this Agreement and in any certificate delivered at the Closing pursuant to this Agreement shall survive the Closing until the date that is eighteen (18) months following the Closing, except for (a) claims arising out of the representations and warranties set forth in Section 2.18 (‘Taxes’), Section  2.21 (‘Compensation; Benefit Plans’) and Section 2.22 (‘Environmental Laws’) which shall survive until sixty (60) days after the expiration of the statute of limitations period (including all extensions thereof) applicable to the underlying subject matter being represented; and (b) claims arising out of the Fundamental Representations which shall survive indefinitely after the Closing.  All covenants and agreements contained in this Agreement that are required to be performed prior to the Closing shall survive until the Closing and all other covenants and agreements shall survive in accordance with their respective terms or, if no survival period is specified, shall survive indefinitely.  As used herein, the term “Cut-Off Date” means the date of survival of such representation, warranty or covenant as set forth in this Section 7.1.  Any claim for breach of any representation, warranty or covenant must be brought on or before the applicable Cut-Off Date by the delivery of a Claim Notice in accordance with Section 7.5(a).

7.2. Indemnification of the Buyer by Sellers from Escrow Fund.  Subject to the other terms of this ARTICLE VII, the Sellers, jointly and severally, shall indemnify and hold the Buyer and its Affiliates (including the Company and its Subsidiaries following the Closing) (the “Buyer Indemnified Parties”) harmless from all Losses incurred by the Buyer Indemnified Parties that arise or result from: (a) any breach of any of the representations or warranties contained in ARTICLE II or the inaccuracy of any statement or other information contained in any certificate delivered at the Closing by the Company pursuant to this Agreement; (b) the failure of the Company or the Sellers to perform any of their covenants or agreements under the terms of this Agreement; (c) claims from or obligations due to any Person on account of the return of Company Products shipped by the Company to such Person on or prior to the Closing Date and for which shipments the Company has previously recognized revenue or has received payment therefor; or (d) any Taxes of the Company or its Subsidiaries relating to periods on or prior to the Closing Date (but net of any Tax refunds or credits received by the Company subsequent to the Closing that relate to Pre-Closing Tax Periods to the extent such refunds or credits are attributable to Taxes paid by the Company or taxable periods of the Company prior to the Closing or by the Sellers following the Closing); (e) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based on any agreement or understanding made, or alleged to have been made, by any such Person with any Seller or the Company or its Subsidiaries (or any Person acting on their behalf) in connection with the transactions contemplated by this Agreement; (f) Sellers’ Expenses; (g) Closing Indebtedness; (h) any liabilities or obligations to any past or present shareholders of the Company or its Subsidiaries (other than as expressly set forth in this Agreement); and (i) any adjustments to the net purchase price for on-hand inventory of Company Products or other products of the Company or its Subsidiaries held by purchasers thereof (i.e. shelf stock adjustments) which arise or result from actions or omissions of the Company or its Subsidiaries on or prior to the Closing Date, which are known to the Company as of the Closing; in each case with respect to clauses (a)–(i), only to the extent such Losses are in excess of the amounts accrued or reserved for in the Financial Statements or have not resulted in an adjustment pursuant to Section 1.7(d).  Notwithstanding the foregoing, the Buyer Indemnified Parties’ right to indemnification under Section 7.2(a) (except for Fundamental Representations) shall be subject to the following limitations and conditions:

(i) No claim shall be made with respect to any single Loss (or series of related or similar Losses) of less than $15,000.

(ii) No claim shall be made (A) unless the cumulative amount of Losses incurred by the Buyer Indemnified Parties (including Losses for which indemnification would not be available as a result of clause (i) above) exceeds $500,000, and then the Buyer Indemnified Parties shall be entitled to recover the full amount of such Losses in excess of $500,000 or (B) for aggregate Losses in excess of $13,500,000 plus fifteen percent (15%) of all Milestone Payments paid or payable by the Buyer.

(iii) The Seller Holdback (to the extent not already due and payable, and in no case after the end of the Holdback Period or including any Holdback Increases), the Escrow Fund, and any Milestone Payments not yet due and payable shall be the sole and exclusive sources of payment for any and all such claims and Losses.

(iv) No claim shall be made with respect to Section 2.22 (Environmental Laws) except to the extent such Losses represent amounts actually incurred by the Company or any Subsidiary for the performance of a removal, remedial or other response action or the payment of any fine, penalty, damage award or any other requirement, or, with the consent of the Sellers’ Agent, which consent shall not be unreasonably withheld, in reasonable settlement thereof, in each case ordered by any court or Governmental Authority resulting from an Environmental Claim or noncompliance with any Environmental Laws asserted or required by any Governmental Authority or asserted by any other third party, including related out-of-pocket fees and expenses.

(v) The Sellers shall not be obligated to indemnify or hold harmless the Buyer with respect to Losses arising out of breaches of the representations or warranties contained in ARTICLE II to the extent that the Company has made a corresponding accrual or reserve for the matter to which such Losses relate in the Financial Statements or there has been an adjustment pursuant to Section 1.7(d).

(vi) No claim shall be made with respect to Losses arising out of any breach of the representations or warranties contained in ARTICLE II to the extent there has been a corresponding reduction in the calculation of the Closing Purchase Price pursuant to Section 1.7.

7.3. Additional Indemnification of Buyer by Sellers.  Subject to the other terms of this ARTICLE VII, each Seller shall severally, but not jointly, indemnify and hold the Buyer Indemnified Parties harmless from all Losses incurred by them that arise or result from any breach of the representations and warranties of such Seller contained in ARTICLE III of this Agreement, an inaccuracy of any statement in the Selling Stockholder Questionnaire or any breach by such Seller of such Seller’s covenants or agreements contained herein.  In no event, however, will any Seller be liable under this Agreement (a) for an amount in excess of the total payments of the Purchase Price actually received by such Seller or paid by the Buyer to the Sellers’ Agent Fund attributable to the interest of such Seller in the Purchase Price or (b) for breach of any representation, warranty, covenant or agreement made by any other Seller.

7.4. Indemnification of Sellers and Sellers’ Agent.  Subject to the other terms of this ARTICLE VII, from and after the Closing, the Buyer shall indemnify and hold each of the Sellers, the Sellers’ Agent and their respective Affiliates (collectively, the “Seller Indemnified Parties”) harmless from all Losses incurred by them that arise or result from (a) any breach of any of the representations and warranties of the Buyer contained in this Agreement or in any certificate delivered pursuant to this Agreement, (b) the failure of the Buyer to perform any of its covenants or agreements set forth herein, (c) the failure of the Company or any Subsidiary to perform any covenant or agreement set forth herein that by its terms is to be performed after the Closing or (d) the arrangement of the Debt Financing contemplated by the Debt Commitment Letter and any information utilized in connection therewith (other than information furnished by or on behalf of the Company or the Sellers).

7.5. Procedure for Indemnification.

(a) Any party entitled to make or asserting a claim for indemnification hereunder (an “Indemnified Person”) shall notify (a “Claim Notice”) the Sellers’ Agent or the Buyer (the Buyer or the Sellers, as the case may be, each an “Indemnifying Person”) of the claim in writing upon learning of such claim or the facts constituting such claim, describing the claim in reasonable detail, the amount thereof (if known), and the basis therefor; provided, however, that no failure or delay on the part of an Indemnified Person in notifying an Indemnifying Person will relieve the Indemnifying Person from its indemnification obligations hereunder except to the extent that the failure or delay materially prejudices the defense of such claim by such Indemnifying Person.  The Indemnifying Person shall respond to each such claim within thirty (30) days of receipt of such Claim Notice.  No action shall be taken pursuant to the provisions of this Agreement or otherwise by the Indemnified Person (unless reasonably necessary to protect the rights of the Indemnified Person) until the expiration of the thirty (30) day response period.

(b) If a claim for indemnification hereunder is based on a claim by a third party (a “Third Party Claim”), the Indemnifying Person shall have the right to assume the entire control of the defense thereof, including at its own expense, employment of counsel reasonably satisfactory to the Indemnified Person; provided, however, that the Indemnified Person may also participate in any proceeding with counsel of its choice at its expense.  In such event, (i) the Indemnifying Person shall provide written notice to the Indemnified Person of its election to assume such defense prior to the expiration of the thirty (30) day response period, (ii) the Indemnifying Person shall diligently conduct the defense; and (iii) the Indemnifying Person shall have the right to settle or resolve any such Third Party Claim; provided, however, that any such settlement or resolution shall not be concluded without the prior written approval of the Buyer, in the event the Indemnified Person is a Buyer Indemnified Party, or the Sellers’ Agent, in the event the Indemnified Person is a Seller Indemnified Party, unless such approval is unreasonably withheld, delayed or conditioned.  For purposes of the preceding sentence, withholding, delaying or conditioning approval shall not be deemed unreasonable in the following circumstances relating to such settlement or resolution:  (A) a finding or admission of any violation by the Indemnified Person of any Legal Requirement or any rights of any Person; (B) failure to receive a full release of claims that may be made against the Indemnified Person; and (C) granting of any relief other than monetary Losses that are paid in full by the Indemnifying Person.

(c) In the event the Indemnifying Person does not elect to assume the defense of such Third Party Claim in the manner and within such thirty (30) day response period, or if the Indemnifying Person does not diligently conduct such defense, the Indemnified Person may conduct the defense of such claim at the expense of the Indemnifying Person or otherwise resolve such Third Party Claim, and the Indemnifying Person shall be bound by any settlement or resolution of such Third Party Claim effected by the Indemnified Person; provided, however, that such Third Party Claim is agreed by the Sellers’ Agent, or otherwise determined, to be an indemnifiable Loss pursuant to Section 7.2.

(d) Notwithstanding anything contained herein to the contrary, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third Party Claim may adversely affect it or any other Buyer Indemnified Party or Seller Indemnified Party, as the case may be, other than as a result of monetary damages for which it would be entitled to indemnification hereunder, the Indemnified Person may, by notice to the Indemnifying Person, assume the entire control of the defense, settlement and resolution of such Third Party Claim.

(e) Each party shall cooperate fully with the party controlling such defense and shall make available to such party all pertinent information under his, her or its control. Without limiting the generality of the foregoing, upon reasonable request and upon reasonable advanced notice by the Sellers’ Agent, the Buyer will, and will cause employees of the Company and the Subsidiaries to, cooperate in a reasonable manner with the Sellers’ Agent in connection with any matter for which a Seller is the Indemnifying Person.  Such cooperation shall include (i) assisting in the collection and preparation of discovery materials, (ii) meeting with (and making employees available to meet with) the Sellers’ Agent and/or its counsel to prepare for and/or appear as witnesses at depositions, court proceedings and/or trial, and (iii) providing to the Sellers’ Agent and/or its counsel all information under the control of the Company or any of its Subsidiaries that is deemed necessary by the Sellers’ Agent and/or its counsel for the defense or prosecution of such matter.  Notwithstanding anything contained herein to the contrary, each party agrees that it shall use its best efforts, in respect of any Third Party Claim for which it has assumed the defense, to avoid production of Confidential Information and all information or communications subject to any applicable attorney-client or work-product privileges.

(f) With respect to a claim for indemnification hereunder that is not based on a Third Party Claim, if the Indemnifying Person does not notify the Indemnified Person within thirty (30) days from delivery of such Claim Notice that the Indemnifying Person disputes such claim, the amount or estimated amount of such claim as specified by the Indemnified Person shall be conclusively deemed a Loss for which the Indemnifying Person is responsible.  If the Indemnifying Party has timely disputed such claim, as provided above, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction or as the parties otherwise at such time agree.

7.6. Payment of Indemnity Claims; Right to Offset.  In the event that any Buyer Indemnified Party is determined to be entitled to indemnification hereunder, the amount of Losses for which such Buyer Indemnified Party is entitled to indemnification shall be paid as follows: (a) first, by offset from the Seller Holdback, to the extent not previously due and payable (and in no case after the end of the Holdback Period or including any Holdback Increases), (b) second, from the Escrow Fund, to the extent available, (c) third, by offset from the Milestone Payments, to the extent not previously paid but due and payable, and (d) finally, to the extent only that Losses relate to the Fundamental Representations and to indemnification obligations pursuant to Section 7.3 exceed all such amounts described in Section 7.6(a) through (c) above, directly from the Sellers (subject to the qualification in the following sentence) in immediately available funds. Notwithstanding the foregoing, in no event shall TA Associates Entities and Madison Capital Funding LLC be obligated to make any payments pursuant to subsection (d) above with respect to Losses arising or resulting from any breach of Fundamental Representations.  In the event the Buyer elects to exercise its right to assert an offset of any amount to which it may be entitled, in good faith, from the Sellers hereunder from and against the amount due and payable in respect of the Seller Holdback and the Milestone Payments, such exercise by the Buyer, whether or not ultimately determined to be entitled to indemnification hereunder, will not constitute a breach of this Agreement or any other agreement delivered pursuant to the terms hereof.  In the event that the Buyer is to be paid from the Escrow Fund any amount to which it is entitled from the Sellers hereunder, the Sellers’ Agent and the Buyer shall issue joint written instructions to the Escrow Agent authorizing distribution from the Escrow Fund of the amount of such Losses to the Buyer.  Neither the exercise nor failure to exercise such right to offset will constitute an election of remedies or limit the Buyer in any manner in the enforcement of any other remedies that may be available to it.  Notwithstanding the foregoing, if the Buyer fails to pay the Seller Holdback due to restrictions or limitations  in the Debt Financing Agreements, no indemnification offset shall be made against the Seller Holdback unless a Claim Notice with respect thereto has been asserted prior to the expiration of the Holdback Period.

7.7. Subrogation.  If (a) any Buyer Indemnified Party receives any indemnification payment under this Agreement, and (b) the Buyer, the Company or any Subsidiary has or may have a claim against a third party (including any insurer) in respect of the related Losses, the Sellers’ Agent, on behalf of the Sellers, shall be subrogated to the rights and claims of the Buyer, the Company and such Subsidiary, as the case may be, against such third party.  If the Sellers’ Agent (on behalf of the Sellers) collects aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid by any Seller or the Sellers’ Agent, on behalf of the Sellers, with respect to such Losses, the Sellers’ Agent will deliver the excess to the Buyer.  The Buyer and the Company will, and will cause the Subsidiaries to, execute and deliver to the Sellers’ Agent such documents and take such other actions as may reasonably be requested in order to give effect to this Section.

7.8. Determination of Losses.  In calculating Losses for purposes of indemnification hereunder, any materiality or similar qualifications in the representations, warranties, covenants and agreements shall be disregarded.  In determining the amount of any Losses for which a Buyer Indemnified Party is entitled to assert a claim for indemnification hereunder, the amount of any such Losses shall be determined after deducting therefrom the amount of any insurance proceeds (after giving effect to any applicable deductible or retention) and other third party recoveries actually received by the Buyer Indemnified Parties, the Company or any Subsidiary in respect of such Losses (which proceeds and recoveries the Buyer agrees to use commercially reasonable efforts to obtain) and the amount of any tax benefit related thereto.  If an indemnification payment is received by a Buyer Indemnified Party, and any Buyer Indemnified Party, the Company or any Subsidiary later receives insurance proceeds, other third party recoveries or tax benefits in respect of the related Losses, the Buyer shall immediately pay to the Sellers’ Agent, for the benefit of the Sellers, a sum equal to the lesser of (a) the actual amount of such insurance proceeds, other third party recoveries and tax benefits, or (b) the actual amount of the indemnification payment previously paid by any Seller or the Sellers’ Agent, on behalf of the Sellers, with respect to such Losses.  All parties shall use commercially reasonably efforts to mitigate the amount of Losses for which they may be entitled to indemnification hereunder.

7.9. Remedies Exclusive.  Except for claims for intentional misrepresentation or fraud and subject to the following sentence, the remedies provided in this ARTICLE VII shall be the sole and exclusive remedies for monetary damages of the Buyer Indemnified Parties and Seller Indemnified Parties and their heirs, successors and assigns with respect to this Agreement and the transactions contemplated by this Agreement, including any breach or non-performance of any representation, warranty, covenant or agreement contained herein.  No Buyer Indemnified Party or Seller Indemnified Party shall bring any claim with respect to this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, except to bring a claim for (i) intentional misrepresentation or fraud against the party that committed such intentional misrepresentation or fraud, (ii) indemnification against the Sellers in accordance with Section 7.2, (iii) indemnification against a particular Seller in accordance with Section 7.3, (iv) indemnification against the Buyer in accordance with Section 7.4 or (v) enforcement of any covenant contemplating performance at or after the Closing by specific performance or other equitable relief.  The provisions of this ARTICLE VII constitute an integral part of the consideration given to the Sellers pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Purchase Price payable to the Sellers pursuant to this Agreement.

7.10. Tax Treatment of Indemnity Payments.  To the maximum extent permitted by law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all purposes, and the parties agree to file their Tax Returns accordingly.

ARTICLE VIII
TERMINATION

8.1. Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Company and the Buyer;

(b) by the Buyer, if (i) the representations and warranties of the Company or the Sellers set forth in this Agreement shall not be true and correct to the extent that the condition to Closing set forth in Section 6.1(a) would not be satisfied, or the Company or the Sellers shall have breached or failed to perform any of their obligations under this Agreement to the extent that the condition to Closing set forth in Section 6.1(b) would not be satisfied, and (ii) such breach, failure or misrepresentation is not cured within thirty (30) days after the Buyer gives the Company written notice identifying in reasonable detail such breach, failure or misrepresentation;

(c) by the Buyer, if the condition to Closing set forth in Section 6.1(q) (“Debt Financing”) would not be satisfied;

(d) by the Company, if (i) any of the representations and warranties of the Buyer set forth in this Agreement shall not be true and correct to the extent that the condition to Closing set forth in Section 6.2(a) would not be satisfied, or if the Buyer shall have breached or failed to perform any of its obligations, covenants or agreements under this Agreement to the extent that the condition to Closing set forth in Section 6.2(b) would not be satisfied, and (ii) such breach, failure or misrepresentation is not cured within thirty (30) days after the Company gives the Buyer written notice identifying in reasonable detail such breach, failure or misrepresentation;

(e) by either the Company or the Buyer, if any court or Governmental Authority has issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; or

(f) by either the Company or the Buyer, if the Closing has not occurred by December 28, 2012 or such other date, if any, as the Company and the Buyer may agree in writing; provided that the right to terminate this Agreement under this Section 8.1(f) shall not be available to any party whose willful and knowing failure to fulfill any obligation under this Agreement has contributed to the failure of the transactions contemplated by this Agreement to occur on or before such date.

8.2. Effect of Termination.

(a) If this Agreement is terminated as provided above (other than pursuant to Section 8.1(c)), the parties shall have no further obligations hereunder (including for costs and expenses incurred by other parties in connection with this Agreement and the transactions contemplated hereby), except as provided below and except that each party shall be liable for its willful and knowing breach of this Agreement and the other parties hereto shall be entitled to all rights and remedies provided by law in respect of such breach.  The parties agree that the purchase by the Buyer of the Shares is unique in character and if any party refuses to consummate the transactions contemplated herein for any reason other than (i) as set forth in Section 8.1, as applicable to such party, or (ii) because there has been a failure by an opposing party to satisfy any of the conditions (not otherwise waived by the Sellers’s Agent or the Buyer, as the case may be) set forth in ARTICLE VI, damages suffered by the non-satisfying party may not be readily ascertainable.  Accordingly, the Company and each Seller agree that the Buyer or Sellers, as applicable, at such party’s option, shall be entitled to seek the equitable remedy of specific performance.  Notwithstanding anything contained herein to the contrary, the termination of this Agreement will not relieve any party from liability for any breach of this Agreement prior to termination.

(b) In the event that this Agreement is terminated by the Buyer pursuant to Section 8.1(c) as a result of the Debt Financing Source’s determination not to consummate the Debt Financing due solely to the Company’s failure to satisfy a requirement to achieve minimum adjusted earnings before interest, taxes, depreciation and amortization (determined in accordance with Schedule 8.2(b) for any period subsequent to October 2012 (the “Company Minimum EBITDA Condition”), the Buyer shall not be obligated to pay any termination fee or other amount to the Company.  However, in the event that this Agreement is terminated by the Buyer pursuant to Section 8.1(c) for any reason other than the Company Minimum EBITDA Condition, the Buyer shall pay to the Company the amount of $2,500,000 by wire transfer of same-day funds not later than five (5) business days following the date of termination.

(c) The parties hereby agree that any amount payable pursuant to Section 8.2(b) above shall not constitute a penalty but shall constitute liquidated damages to compensate the Sellers and the Company, and the parties hereby further agree that any amount payable pursuant to Section 8.2(b) above shall be the sole and exclusive remedy against the Buyer as a result of the termination of this Agreement, and, upon the payment thereof, the Buyer shall have no further liability or obligation to the Sellers and the Company with respect to this Agreement or the transactions contemplated hereby (except as expressly set forth in Section 8.2(d) below).

(d) The obligations of the Buyer, the Company and their Affiliates and representatives under Section 5.1(b) shall survive the termination of this Agreement.

ARTICLE IX
MISCELLANEOUS

9.1. Notices.  Any notices, demands and communications to a party hereunder shall be in writing and shall be deemed to have been duly given and received (a) if delivered personally, as of the date received; (b) if delivered by certified mail, return receipt requested, three (3) business days after being mailed; (c) if delivered by a nationally recognized overnight delivery service, one (1) business day after being sent to such delivery service; or (d) if sent via email, as of the date received, to such party at its address set forth below (or such other address as it may from time to time designate in writing to the other parties hereto):

If to the Sellers’ Agent, to:

Stanton Keith Pritchard
171 S. Olive Street
Denver, Colorado 80230
Email: keithpri@comcast.net

with a copy (which shall not constitute notice) to:

Choate, Hall & Stewart LLP
Two International Place
Boston, Massachusetts 02110
Attention: William B. Asher, Jr.
Email: washer@choate.com

If, prior to the Closing, to the Company, to:

Cypress Pharmaceuticals, Inc.
135 Industrial Boulevard
Madison, Mississippi  39110
Attention: Max Draughn
Email: mdraughn@cypressrx.com

with a copy (which shall not constitute notice) to:

Choate, Hall & Stewart LLP
Two International Place
Boston, Massachusetts 02110
Attention: William B. Asher, Jr.
Email: washer@choate.com

If to the Buyer or, after the Closing, the Company, to:

Pernix Therapeutics Holdings, Inc.
10003 Woodloch Forest Drive, Suite 950
The Woodlands, Texas  77380
Attention:  Cooper Collins

E-mail:  ccollins@pernixtx.com

with a copies (which shall not constitute notice) to:

Pernix Therapeutics Holdings, Inc.
10003 Woodloch Forest Drive, Suite 950
The Woodlands, Texas  77380
Attention:  Paul D. Aubert

E-mail:  paubert@pernixtx.com

and

Winstead PC
24 Waterway Avenue, Suite 500
The Woodlands, Texas 77380
Attention: William R. Rohrlich, II
Email: wrohrlich@winstead.com

If to the TA Associates Entities, to:

TA Associates, Inc.
John Hancock Tower
200 Clarendon Street, 56th Floor
Boston, Massachusetts 02116
Attention:  Jonathan Goldstein
Email:  jgoldstein@ta.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
Attention: Kevin Dennis
Email: kdennis@goodwinprocter.com

If to Madison Capital Funding LLC, to

Madison Capital Funding LLC
30 S. Wacker Drive
Suite 3700
Chicago, Illinois 60606
Attention:  Tom Klimmeck
Email:  Tom_Klimmeck@MCFLLC.com

With a copy (which shall not constitute notice) to:

Goldberg Kohn Ltd.
55 East Monroe, Suite 3300
Chicago, Illinois 60603
Attention:  Vanessa A. Bachtell
Email:  vanessa.bachtell@goldbergkohn.com

9.2. No Waiver.  No failure of any party to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.

9.3. Amendments and Waivers.  The provisions of this Agreement may be modified, amended or waived at any time only by a writing signed by (a) the Buyer, (b) the Company, and (c) the Sellers’ Agent, and any such modification, amendment or waiver shall be binding on each of the parties hereto, including the Sellers (other than the TA Associates Entities and Madison Capital Funding LLC); and any such modification, amendment or waiver which affects the rights or obligations of the TA Associates Entities or Madison Capital Funding LLC shall require the written assent of such party.

9.4. Choice of Law; Forum; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflicts of laws principles.  Any proceeding arising out of or relating to this Agreement may be brought in the state courts located in Montgomery County, Texas or federal courts located in Harris County, Texas.  This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement between the parties to waive any objections to jurisdiction, to venue or to convenience of forum.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

9.5. Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors and assigns, but may not be assigned by any party without the prior written consent of the Buyer, the Company and the Sellers’ Agent; provided, however, that the Buyer may collaterally assign its indemnification rights under this Agreement to its lenders.

9.6. Integration; Schedules.  This Agreement, together with the Exhibits and Schedules attached hereto and other documents to be delivered pursuant to this Agreement, embodies the entire agreement and understanding among the parties with respect to this transaction and supersedes all prior discussions, understandings and agreements concerning the matters covered hereby, except as set forth in Section 5.1(b).  The inclusion of an item on any Schedule hereto is not evidence of the materiality of such item for purposes of this Agreement or otherwise, or that such item is a disclosure required under the Agreement.  No disclosure in any Schedule hereto relating to any possible breach or violation of any agreement, Authorization or Legal Requirement shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or shall constitute an admission of liability to any third party.

9.7. Counterparts.  This Agreement may be executed in two or more counterparts, and with counterpart signature pages, each of which shall be an original, but all of which together shall constitute one and the same Agreement, binding on all of the parties hereto notwithstanding that all such parties have not signed the same counterpart.  Counterpart signature pages to this Agreement transmitted by facsimile transmission, by email in .pdf or similar form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

9.8. Expenses.  All legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except as otherwise expressly provided herein.

9.9. No Third Party Beneficiaries.  Except as otherwise expressly set forth in this Agreement, nothing in this Agreement will be construed as giving any third party any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.10. Publicity.  The Buyer may prepare and disseminate a press release, satisfactory to the Sellers’ Agent in his, her or its reasonable judgment, announcing the execution of this Agreement and the Closing.  Neither the Sellers, the Company nor any Affiliate thereof shall make any public announcements without the prior written consent of the Buyer; provided, however, that the TA Associates Entities may provide notice of the sale and purchase of the Shares contemplated by this Agreement to their respective partners who are bound by obligations of confidentiality with respect thereto.

9.11. Construction of Agreement.

(a) Severability.  If any provision of this Agreement is unenforceable or illegal, such provision shall be enforced to the fullest extent permitted by law and the remainder of the Agreement shall remain in full force and effect.

(b) No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein.  In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or documents contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein.

(c) Headings.  The headings of Articles and Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(d) Currency.  Unless otherwise specified herein, any references to “dollars,” “$” or other dollar amounts in this Agreement shall mean the lawful currency of the United States.

(e) Business Days.  Any reference to a “business day” is a reference to any day except Saturday, Sunday, any statutory holiday in the State of Texas or Mississippi or any other day on which banks in Texas or Mississippi are closed for business.

(f) Calculation of Days.  When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-business day, the period in question shall end on the next business day.

(g) Knowledge.  Any reference to “to the knowledge of the Company,” “to the Company’s knowledge,” or any other similar phrase shall mean the knowledge of Max Draughn, Jason Sanderson and Rob Lewis (but only with respect to Sections 2.13 and 2.16 in the case of Mr. Lewis), after reasonable inquiry.

(h) Pronouns.  All words and personal pronouns shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and pronoun.

(i) Legal Requirements and Documents.  Unless otherwise specified, (i) any references herein to any Legal Requirement shall be construed as a reference thereto as amended, restated and supplemented from time to time, and (ii) any reference to this Agreement or any other document is a reference to this Agreement or such other document as amended, restated and supplemented from time to time and includes all schedules and exhibits thereto.

(j) References to this Agreement.  The words “hereof,” “herein,” “hereto,” “hereunder,” “hereby” and other similar expressions refer to this Agreement as a whole and not to any particular section or portion of it.

(k) Including.  Where the word “including” or the word “includes” is used in this Agreement, it means “including (or includes) without limitation.”

9.12. The Sellers’ Agent.

(a) The Sellers’ Agent shall be irrevocably and exclusively authorized as the  attorney, with full power of substitution, of the Sellers (with the exception of TA Associates and Madison Capital Funding LLC) to take all actions and make all decisions and determinations on behalf of the Sellers in respect of this Agreement, any certificate, agreement or documents entered into by the Sellers pursuant to this Agreement, the Closing and the transactions contemplated hereby and thereby.  Without limiting the generality of the prior sentence, the Sellers’ Agent shall be exclusively authorized to (i) negotiate, execute and deliver all amendments, modifications and waivers to this Agreement or such certificates, agreements and documents; (ii) take all actions on behalf of the Sellers in connection with any claims or disputes with respect to this Agreement, such certificates, agreements and documents, and/or the transactions contemplated hereby or thereby (other than any claims against a Sellers under Section 7.3 of this Agreement); (iii) to initiate, prosecute, defend and/or settle such claims and disputes; (iv) to authorize payments from the Sellers’ Agent Fund; and (v) to take all actions and sign all documents necessary, convenient or advisable to accomplish any of the foregoing.  No Sellers shall be permitted to take any such actions without the prior written approval of the Sellers’ Agent.  This power of attorney is deemed coupled with an interest and shall survive the death, incapacity, disability, termination, liquidation, dissolution or any other event affecting any Seller.

(b) The Sellers’ Agent will provide prompt notice to Max Draughn and Jason Sanderson of any notices or other formal communications received by the Sellers’ Agent under this Agreement.  Prior to taking any material action authorized under the preceding Section, the Sellers’ Agent will inform Max Draughn and Jason Sanderson thereof and provide Max Draughn and Jason Sanderson with the opportunity to consult with the Sellers’ Agent with respect to such action.

(c) The Sellers’ Agent will not receive a fee for serving as the representative of the Sellers hereunder.  The Sellers’ Agent shall be entitled to engage counsel, accountants and other advisors, and the fees and expenses of such counsel and advisors and any out-of-pocket expenses incurred by Sellers’ Agent may be paid from the Sellers’ Agent Fund or from any other payment received hereunder by Sellers’ Agent, in its capacity as such.

(d) The Sellers’ Agent shall not be liable to any Seller for any action taken by Sellers’ Agent pursuant to this Agreement, and the Sellers (other than the TA Associates Entities and Madison Capital Funding LLC) shall severally, and not jointly, in proportion to their respective share of the Purchase Price, indemnify and hold the Sellers’ Agent harmless from and against any and all Losses arising out of or relating to Sellers’ Agent serving in this capacity, except in each case if and to the extent a court of competent jurisdiction has finally determined (from which no appeal may be taken) that the Sellers’ Agent has engaged in willful misconduct.

(e) The Sellers’ Agent is serving in this capacity solely for purposes of administrative convenience.  The Sellers’ Agent, as such, is not personally liable for any of the obligations of the Sellers hereunder, and the Buyer Indemnified Parties agree that they will not look to the underlying assets of the Sellers’ Agent for the satisfaction of any obligations of the Sellers.

(f) Any Person serving as an Sellers’ Agent hereunder may resign from such role upon at least ten (10) days prior written notice to the other persons then serving as Sellers’ Agent and the Buyer.  Sellers holding a majority of the Shares (as of immediately prior to the Closing, calculated on a fully diluted basis) may appoint a replacement Sellers’ Agent.  All rights of such Person to indemnification and exculpation hereunder shall survive such resignation.

(g) To the extent that the Buyer asserts any claim for indemnification against the TA Associates Entities or Madison Capital Funding LLC pursuant to Section 7.6(d), the Buyer will deal with such party exclusively, and not with the Sellers’ Agent, and the provisions of Article VII, insofar as they pertain to such claim, shall be read to substitute the TA Associates Entities or Madison Capital Funding, as the case may be, in lieu of the Sellers’ Agent.  For the avoidance of doubt, the Sellers’ Agent will have no responsibility to deal with any such claim on behalf of the TA Associates Entities or Madison Capital Funding LLC, and the Buyer will be relieved from any obligation to provide notices or other communications to, or to obtain any consent or agreement from, the Sellers’ Agent with respect to such matters.  The TA Associates Entities and Madison Capital Funding LLC agree that the Buyer may deal exclusively with the Sellers’ Agent with respect to all matters arising under this Agreement as to which the Sellers’ Agent is authorized to act except as set forth in this Section 9.12(g) and the last clause in Section 9.3.

9.13. Waiver of Conflicts.  Buyer (on behalf of itself and its Affiliates) hereby irrevocably acknowledges and agrees that: (a) each of the Sellers’ Agent and the Sellers shall have the right to retain Choate, Hall & Stewart LLP (the “Designated Firm”) to represent their respective interests in any dispute arising under or in connection with this Agreement, any agreement entered into pursuant to this Agreement, or the transactions contemplated hereby or thereby (a “Dispute”); (b) Buyer (on behalf of itself and its Affiliates) irrevocably waives, consents to and covenants not to assert any objection, based on conflict of interest or otherwise, to any representation of Sellers’ Agent or any Seller by the Designated Firm in any Dispute; (c) all communications between any of Sellers, the Company, or any of their respective Affiliates, directors, officers, employees, Sellers’ Agent or representatives, on the one hand, and the Designated Firm, on the other hand, made in connection with the negotiation, preparation, execution, delivery and Closing under, or any dispute arising in connection with, this Agreement or otherwise relating to any potential sale of the Company (the “Protected Seller Communications”), shall be deemed to be privileged and confidential communications of the Sellers and the Sellers’ Agent; (d) all rights to such Protected Seller Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by Sellers’ Agent; and (e) to the extent Buyer or any of its Affiliates (including the Company following the Closing) should discover in its possession after the Closing any Protected Seller Communications, it shall take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to Sellers’ Agent, keeping no copies, and shall not by reason thereof assert any loss of confidentiality or privilege protection.

ARTICLE X
DEFINITIONS

The following terms, as used in this Agreement, have the meanings specified below:

“Acquisition Proposal” has the meaning has set forth in Section 5.3.

“Affiliate” of a specified Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person.  The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Milestone Cap” has the meaning set forth in Section 1.4(c).

“Agreement”  has the meaning set forth in the Preamble.

 “Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Company filed with the Secretary of State of the State of Mississippi on November 26, 2003, as the same may be amended prior to the Closing.

“Authorizations” has the meaning set forth in Section 2.17.

“Assets” has the meaning set forth in Section 2.12(a).

“Benefit Plans” has the meaning set forth in Section 2.21(a).

“Buyer” has the meaning set forth in the Preamble.

“Buyer Common Stock” has the meaning set forth in Section 1.3(a).

“Buyer Indemnified Parties” has the meaning set forth in Section 7.2.

“Buyer’s Plans” has the meaning set forth in Section 5.10.

“Buyer SEC Reports” has the meaning set forth in Section 4.8.

“Claim Notice” has the meaning set forth in Section 7.5(a).

“Closing” has the meaning set forth in Section 1.2.

“Closing Balance Sheet” has the meaning set forth in Section 1.7(a).

“Closing Cash” has the meaning set forth in Section 1.3(a).

“Closing Cash Payment” has the meaning set forth in Section 1.3(a).

“Closing Date” has the meaning set forth in Section 1.2.

“Company Minimum EBITDA Condition” has the meaning set forth in Section 8.2(b).

“Closing Indebtedness” has the meaning set forth in Section 1.3(a).

“Closing Indebtedness Certificate” has the meaning set forth in Section 1.3(b).

“Closing Purchase Price” has the meaning set forth in Section 1.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Intellectual Property” has the meaning set forth in Section 2.13(a).

“Company Material Adverse Effect” means a material adverse effect on the assets, properties or financial condition of the Company and its Subsidiaries, taken as a whole; provided that in no event shall any of the following be taken into account in the determination of whether a Company Material Adverse Effect has occurred: (a) any change in any Legal Requirement or GAAP; (b) any change resulting from conditions affecting any of the industries in which the Company or any Subsidiary operates or from changes in general business, financial, political, capital market or economic conditions (including any change resulting from any hostilities, war or military or terrorist attack); (c) any change resulting from the announcement or pendency of the transactions contemplated by this Agreement or attributable to the fact that the Buyer or any of its Affiliates are the prospective owners of the Company; (d) any event, condition or other matter disclosed on a Schedule to this Agreement; (e) any change resulting from any action by the Company or any Subsidiary contemplated by this Agreement; or (f) the failure of the Company or any Subsidiary to achieve any financial projections or budget; which, in the case of the foregoing clauses (a) and (b) does not disproportionately impact the Assets, the Company or Subsidiaries’ business or the industries in which the Company or Subsidiaries operate relative to other participants in the industry in which the Company or Subsidiaries’ business is operated.

“Company Organizational Documents” has the meaning set forth in Section 2.1.

“Company Plans” has the meaning set forth in Section 5.10.

“Company Products” has the meaning set forth in Section 2.16(d).

 “Confidential Information” has the meaning set forth in Section 5.1(b).

“Contractual Obligations” means, as to any Person, any provision of any security issued by such Person or of any agreement, lease, undertaking, contract, indenture, mortgage, deed of trust, license, or other instrument, whether written or oral, to which such Person is a party or by which it or any of its property is bound.

“Cut-Off Date” has the meaning set forth in Section 7.1.

“D&O Indemnified Person” has the meaning set forth in Section 5.8.

“Debt Commitment Letter” has the meaning set forth in Section 4.6(a).

“Debt Financing” has the meaning set forth in Section 4.6(a).

“Debt Financing Agreements” has the meaning set forth in Section 1.4(c).

“Debt Financing Source” has the meaning set forth in Section 4.6(a).

“Designated Firm” has the meaning set forth in Section 9.13.

“Disclosure Supplement” has the meaning set forth in Section 5.6(a).

“Dispute” has the meaning set forth in Section 9.13.

“Disputed Items” has the meaning set forth in Section 1.7(b).

“Disputed Items Notice” has the meaning set forth in Section 1.7(b).

“Escrow Agent” has the meaning set forth in Section 1.3(a).

“Escrow Agreement” has the meaning set forth in Section 1.3(a).

“Escrow Fund” has the meaning set forth in Section 1.3(a).

“Escrow Holdback” has the meaning set forth in Section 1.3(a).

“Escrow Wire Amount” has the meaning set forth in Section 1.4(c)(ii).

“Estimated Purchase Price Certificate” has the meaning set forth in Section 1.3(b).

“Environment” means soil, surface waters, groundwaters, wetlands, land, surface or subsurface strata, indoor air, ambient air, wildlife, aquatic species and vegetation.

“Environmental Claim” means any and all suits, losses, costs (including but not limited to emergency release, spill or leak response, remediation, removal, response, abatement, clean-up, investigative, and/or monitoring costs, and any other related costs and expenses, court costs, reasonable attorneys’ fees, expert consulting and expert witness fees and expenses), damages, assessments, liens, administrative, civil or criminal penalties and fines, and prejudgment and post judgment interest, incurred or to be incurred or imposed (a) pursuant to any order, notice, injunction, judgment or similar ruling arising out of or in connection with any Environmental Law, or (b) pursuant to any claim by a Governmental Authority or other Person for personal injury, death, property damage, damage to natural resources, remediation or similar costs or expenses incurred or asserted by such Governmental Authority or other Person to the extent arising out of or relating to Environmental Laws or Hazardous Materials.

“Environmental Laws” means all applicable federal, state, and local laws, statutes, ordinances, regulations, permits, and licenses now or hereafter in effect, and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment relating to the regulation and protection of the Environment and natural resources, including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, or handling of Hazardous Materials.  Environmental Laws include, but are not limited to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); the Resource Conservation and Recovery Act, as amended; the Toxic Substances Control Act, as amended; the Clean Air Act, as amended; the Federal Water Pollution Control Act, as amended; the Safe Drinking Water Act, as amended; and their state and local counterparts or equivalents.

“ERISA” has the meaning set forth in Section 2.21(a).

“Estoppel Certificate(s)” has the meaning set forth in Section 5.4(c).

“Final Amounts” has the meaning set forth in Section 1.7(b).

“Financial Statements” has the meaning set forth in Section 2.8.

“Fundamental Representations” means the representations and warranties set forth in Section 2.1 (‘Organization, Power and Standing’), Section 2.4 (‘Due Authorization’), Section 2.6 (‘Validity and Enforceability’), Section 2.7 (‘Capitalization’), Sections 4.5 (‘Brokers’) and ARTICLE III.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any:  (i) foreign, federal, state or local government, court, tribunal, administrative agency commission, board, bureau, regulatory authority instrumentality, department or judicial or administrative body having jurisdiction over the matter or matters in question; including but not limited to the U.S. Food and Drug Administration (“FDA”), the U.S. Environmental Protection Agency, the European Medicines Agency (“EMA”), and Health Canada, (ii) other governmental, government appointed or regulatory authority; or (iii) quasi-governmental authority exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Hazardous Materials” means any substance that is a “hazardous substance” as defined or used pursuant to Section 101 of CERCLA, “hazardous waste,” “toxic,” “toxic waste,” “pollutant,” “contaminant” or words of similar import under any Environmental Law, and any other substances regulated or subject to guidance from a Governmental Authority because of their effect or potential effect on public health and the Environment.

“Healthcare-Related Law” means (i) the Federal Food, Drug and Cosmetic Act, (ii) the Public Health Service Act, (iii) the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b) (known as the “Anti-Kickback Statute”)), (iv) the Medicare statute, federal and state Medicaid statutes, Sections 1128, 1128A, 1128B, 1128C and 1877 of the Social Security Act (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), (v) statutes governing TRICARE (10 U.S.C. § 1071 et seq.) or other U.S. federal government employee healthcare programs, (vi) the civil False Claims Act (31 U.S.C. § 3729 et seq.), (vii) criminal false claims and false statements statutes (e.g., 18 U.S.C. §§ 287 and 1001), (viii) the Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), (ix) HIPAA, (x) Section 353 of the Public Health Services Act (42 U.S.C. § 263a) as revised by the Clinical Laboratory Improvement Amendments of 1988, (xi) all regulations, guidances, rules, standards, guidelines, policies and orders promulgated under any Healthcare-Related Law described in clauses (i)-(x) of this definition or otherwise administered or issued by any Governmental Authority created by or enforcing any such Healthcare-Related Law to the extent such materials have the force of law, and (xii) all other foreign, federal, state, provincial and local statutes, laws, regulations, directives, rules, standards, guidelines, policies and orders relating to the subject matter of any of the Healthcare-Related Laws described in clauses (i)-(x) of this definition, including those administered by the FDA, the EMA or Health Canada.

“Holdback Claims” has the meaning set forth in Section 1.4(c)(i).

“Holdback Increase” has the meaning set forth in Section 1.4(c).

“Holdback Period” has the meaning set forth in Section 1.3(a).

“HSR Act” has the meaning set forth in Section 2.4.

“In-Bound Licenses” has the meaning set forth in Section 2.13(d).

“Indemnified Persons” has the meaning set forth in Section 7.5(a).

“Indemnifying Person” has the meaning set forth in Section 7.5(a).

“Independent Accounting Firm” has the meaning set forth in Section 1.7(c).

“Intellectual Property” has the meaning set forth in Section 2.13(a).

 “IP Licenses” has the meaning set forth in Section 2.13(d).

“IRS” means the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Largest Customers and Suppliers” has the meaning set forth in Section 2.14.

 “Lease Consent(s)” has the meaning set forth in Section 5.4(c).

“Leased Real Properties” has the meaning set forth in Section 5.17.

“Legal Requirement(s)” means, with respect to any Person, all foreign, federal, state and local statutes, laws, ordinances, judgments, decrees and orders and all governmental rules and regulations applicable to such Person.

“Lien” means any lien, security interest, mortgage, charge, pledge, hypothec, restriction, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation or otherwise adversely affects the right, title or interest of any property.

“Losses” means all damages, losses, expenses, costs and liabilities (including reasonable attorney’s fees and costs of collection), but excluding all consequential damages, punitive and exemplary damages, special damages, lost profits, incidental damages, indirect damages, unrealized expectations, damages based on any type of multiplier and other similar items (except to the extent such damages are awarded in a Third Party Claim).

“Market” has the meaning set forth in Section 5.11(b).

“Material Contracts” has the meaning set forth in Section 2.10(a).

“Milestone Event” has the meaning set forth in Section 1.4(d).

“Milestone Payment” has the meaning set forth in Section 1.4(d).

“Milestone VWAP” has the meaning set forth in Section 1.4(d).

“Milestone Shares” has the meaning set forth in Section 5.19(b).

“Minimum Working Capital” has the meaning set forth in Section 1.7(d).

“New Matter” has the meaning set forth in Section 5.6(b).

“Noncompetition Period” means (i) in the case of any management-level employee of Seller hired by the Buyer (or continuing employment with the Company or any of its Subsidiaries following the Closing) (except for the Persons identified in (ii) below), the later of the third (3rd) anniversary of the Closing Date or the third (3rd) anniversary of the termination of such Seller’s employment with the Buyer, the Company or a Subsidiary, (ii) in the case of James Christopher Boone, Christopher Alan Smith, Robert Leon Lewis, II and Gregory Thomas Stofko, six (6) months following the Closing Date or (iii) in the case of any Seller who is subject to Section 5.11 but is not described in (i) or (ii) above, the third (3rd) anniversary of the Closing Date.

“Out-Bound Licenses” has the meaning set forth in Section 2.13(d).

“Payment Certificate” has the meaning set forth in Section 1.3(b).

“Permitted Liens” has the meaning set forth in Section 2.12(a).

“Person” means any natural person, corporation, limited liability company, partnership, trust or other entity.

“Prior Service” has the meaning set forth in Section 5.10.

“Preliminary Amounts” has the meaning set forth in Section 1.7(a).

“Proceeding” has the meaning set forth in Section 5.8.

“Protected Seller Communications” has the meaning set forth in Section 9.13.

“Purchase Price” has the meaning set forth in Section 1.3(a).

“Put Notice” has the meaning set forth in Section 5.19(b).

“Put Option Period” has the meaning set forth in Section 5.19(b).

“Put Right” has the meaning set forth in Section 5.19(b).

“Put Shares” has the meaning set forth in Section 5.19(b).

“Real Property Lease” has the meaning set forth in Section 2.11.

“Released Parties” has the meaning set forth in Section 5.15.

“Released Claim” has the meaning set forth in Section 5.15.

“Releasing Parties” has the meaning set forth in Section 5.15.

“Sale Bonuses” means the sale bonuses due and payable to employees of the Company or any Subsidiary in connection with the transactions contemplated by this Agreement as set forth on Schedule 10.1, which Sale Bonuses shall be paid in full by the Company prior to Closing.

“Sale Notice” has the meaning set forth in Section 5.19.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Holdback” has the meaning set forth in Section 1.3(a).

“Seller Indemnified Parties” has the meaning set forth in Section 7.4.

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ Agent” has the meaning set forth in Section the Preamble.

“Sellers’ Agent Fund” has the meaning set forth in Section 1.4(a)(iii).

“Sellers’ Expenses” has the meaning set forth in Section 1.3(a).

“Sellers’ Expense Certificate” has the meaning set forth in Section 1.3(b).

“Selling Stockholder Questionnaire” has the meaning set forth in Section 5.18(a).

“Shares” means the Company’s outstanding capital stock.

“Signing VWAP” has the meaning set forth in Section 1.3(a).

 “SNDA(s)” has the meaning set forth in Section 5.4(c).

“Stock Consideration” has the meaning set forth in Section 1.3(a).

“Straddle Period” has the meaning set forth in Section 5.7(a)(ii).

“Subject Buyer Stock” has the meaning set forth in Section 5.19(a).

 “Subsidiary(ies)” has the meaning set forth in Section 2.2.

“TA Associates Entities” means TA IX L.P., a Delaware limited partnership, TA/Atlantic and Pacific IV L.P., a Delaware limited partnership, TA Strategic Partners Fund A L.P., a Delaware limited partnership, TA Strategic Partners Fund B L.P., a Delaware limited partnership, TA Investors LLC, a Delaware limited liability company and TA Subordinated Debt Fund, L.P., a Delaware limited partnership.

“Tax Laws” means the Code and the Treasury Regulations promulgated thereunder, and all foreign, federal, state, local or other statutes imposing a tax, including all treaties, conventions, rules, regulations, orders, and decrees of any jurisdiction.

“Tax Returns” means all reports, elections, returns, and other documents required to be filed under the provisions of any Tax Laws and any tax forms required to be filed, whether in connection with a tax return or not, under any provisions of any applicable Tax Laws.

“Tax” or “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Authority under any applicable Tax Law, including, foreign, federal, state, local or other income, capital, goods and services, sales, use, consumption, excise, value-added, business, real property, personal property, transfer, franchise, withholding, payroll, or employer health taxes, customs, import, anti-dumping or countervailing duties, pension plan contributions, employment insurance premiums, and workers’ compensation payments, including any interest, penalties and fines associated therewith.

“Third Party Claim” has the meaning set forth in Section 7.5(b).

“Working Capital” means current assets (including accounts receivable, inventories and prepaid expenses, refundable income Taxes and deferred Tax assets, but excluding Closing Cash) minus current liabilities (including accounts payable and accrued expenses) but excluding Closing Indebtedness, in each case with respect to the foregoing, as determined in accordance with GAAP (with the exception of Closing Cash and Closing Indebtedness, which shall be determined in accordance with this Agreement).  By way of example only, set forth in Schedule 10.2 is a calculation of Working Capital based upon the current assets and current liabilities of the Company as set forth in the Company’s unaudited balance sheet as of October 31, 2012.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

BUYER:

PERNIX THERAPEUTICS HOLDINGS, INC.

By:	/s/ Cooper C. Collins
Name: Cooper C. Collins
Title: President and Chief Executive Officer

COMPANY:

CYPRESS PHARMACEUTICALS, INC.

By:	/s/ Max Draughn
Name: Max Draughn
Title: Chief Executive Officer

[Signature pages continue.]

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

SELLERS’ AGENT:

/s/ Keith Pritchard
Keith Pritchard (in his capacity as Sellers’ Agent)

[Signature pages continue.]

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

SELLERS:
/s/ Max Draughn	/s/ Thomas Hixon
Max Draughn	Thomas Hixon

/s/ Stanton Keith Pritchard	/s/ Christopher Pinto
Stanton Keith Pritchard	Christopher Pinto

/s/ Jason Matthew Sanderson	/s/ Robert Leon Lewis, II
Jason Matthew Sanderson	Robert Leon Lewis, II

/s/ James Christopher Boone	/s/ Christopher Alan Smith
James Christopher Boone	Christopher Alan Smith

/s/ Glenn Alton Pruitt	/s/ Gregory Thomas Stofko
Glenn Alton Pruitt	Gregory Thomas Stofko

MADISON CAPITAL FUNDING LLC

By:	/s/ K. Thomas Klimmick
Name: K. Thomas Klimmick
Title: Senior Managing Director

[Signature pages continue.]

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

SELLERS (continued):

TA IX L.P.	TA STRATEGIC PARTNERS FUND B L.P.

By: TA Associates IX LLC, its General Partner	By: TA Associates SPF L.P., its General Partner
By: TA Associates, Inc., its Manager	By: TA Associates, Inc., its General Partner

By: /s/ Jonathan M. Goldstein	By: /s/ Jonathan M. Goldstein
Name: Jonathan M. Goldstein	Name: Jonathan M. Goldstein
Title: Managing Director	Title: Managing Director

TA/ATLANTIC AND PACIFIC IV L.P.	TA SUBORDINATED DEBT FUND, L.P.

By: TA Associates AP IV L.P., its General Partner	By: TA Associates SDF LLC, its General Partner
By: TA Associates, Inc., its General Partner	By: TA Associates, Inc., its Manager

By: /s/ Jonathan M. Goldstein	By: /s/ Jonathan M. Goldstein
Name: Jonathan M. Goldstein	Name: Jonathan M. Goldstein
Title: Managing Director	Title: Managing Director

TA STRATEGIC PARTNERS FUND A L.P.	TA INVESTORS LLC

By: TA Associates SPF L.P., its General Partner	By: TA Associates, Inc., its Manager
By: TA Associates, Inc., its General Partner

By: /s/ Jonathan M. Goldstein	By: /s/ Jonathan M. Goldstein
Name: Jonathan M. Goldstein	Name: Jonathan M. Goldstein
Title: Managing Director	Title: Managing Director

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

Exhibit A

Sellers

Max Draughn
Stanton Keith Pritchard
Christopher Pinto
Thomas Hixon
Jason Matthew Sanderson
Robert Leon Lewis, II
James Christopher Boone
Christopher Alan Smith
Glenn Alton Pruitt
Gregory Thomas Stofko
TA IX L.P.
TA/Atlantic and Pacific IV L.P.
TA Strategic Partners Fund A L.P.
TA Strategic Partners Fund B L.P.
TA Investors LLC
TA Subordinated Debt Fund, L.P.
Madison Capital Funding LLC